February 27, 2006

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450, 5th Street, N.W.
Washington, D.C.
U.S.A. - 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 09 2006
WASH, D.C. 209

Emergis

06011550

SUPPL

Dear Sir or Madam:

John Sypnowich
Vice President and
General Counsel

Re: Emergis Inc. (the "Corporation")
File No. 82-5206
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- News Release entitled "Emergis announces new normal course issuer bid", dated February 20, 2006
- News Release entitled "Emergis reports financial results for the fourth quarter and year 2005", dated February 20, 2006;
- News Release entitled "Emergis reports financial results for the fourth quarter and year 2005", together with fourth quarter financial statements, dated February 20, 2006;
- Emergis Inc. Management's Discussion and Analysis of Financial Condition and results of operations for the year ended December 31, 2005; and
- Emergis Inc. Consolidated Financial Statements and Notes to the Financial Statements for the year ended December 31, 2005.

If you have any questions with respect to the attached, please call the undersigned at (450) 928-6341.

Very truly yours,

PROCESSED
MAR 10 2006
THOMSON
FINANCIAL

JS/sll
Enclosures

1000, de Sérigny
6ième étage
Longueuil, Québec
J4K 5B1

Emergis

>>> News release

Emergis announces new normal course issuer bid

Montréal, February 20, 2006 — Emergis Inc. (TSX: EME) today announced its intention to initiate a normal course issuer bid through the facilities of the Toronto Stock Exchange, subject to regulatory approval. Purchases made pursuant to the bid will not exceed 5,974,000 common shares, representing approximately 10% of the public float on February 17, 2006. The common shares acquired pursuant to the bid will be cancelled. All purchases under the bid will be made during the period from March 2, 2006 to March 1, 2007.

This bid follows on one announced in February 2005 and which expired on February 15, 2006, through which 4,112,182 common shares were repurchased at an average price of $3.14 per share for an aggregate cost, including related expenses, of $13.1 million. The Company also carried out a substantial issuer bid in September 2005, through which 6,011,490 common shares were repurchased at $3.70 per share for an aggregate cost, including related expenses, of $22.8 million. The Company currently has 93,408,677 million common shares outstanding.

Emergis believes that the purchase of its common shares represents an appropriate use of a portion of its available funds in light of current trading prices of the common shares of Emergis.

At year-end 2005, Emergis had cash, cash equivalents and temporary investments of some $137 million. The Company believes its strong cash position and cash flows will provide sufficient investment capital to achieve its organic and external growth objectives, while at the same time allowing the Company to invest in repurchases at attractive valuations. In combination, the Company believes these actions will create value for its shareholders.

The Company's business strategy for 2006 builds on its existing operations and the progress made during 2005 to develop markets in the health sector and to strengthen its focus in the financial services sector. It intends to expand its markets through the offering of existing solutions to new customer groups and new solutions to existing customers, as well as moving into adjacent market areas in health and financial services. It will continue to drive operational efficiencies in the business to improve profitability. The Company is also actively pursuing acquisitions to accelerate growth within its chosen markets, taking advantage of the operational leverage inherent in its business model.

About Emergis

Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages solutions that automate transactions and the exchange of information to increase the process efficiency and quality of service of its clients. Emergis has expertise

in electronic health-related claims processing, health record systems, and pharmacy management solutions, as well as in cash management and loan document processing and registration. In Canada, it delivers its solutions to the main insurance companies, top financial institutions, government agencies, large corporations, real estate lawyers and notaries and more than one third of all pharmacies. It also provides solutions to the world's leading payment association. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release, in our annual report, in various filings with Canadian regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among others, information with respect to our objectives and the strategies to achieve those objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking information. The forward-looking information in this news release describes our expectations as at February 20, 2006.

The results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information include, among others: general economic factors, adverse industry events, the adoption rate of our solutions by customers and by related electronic trading communities, the non-renewal of major contracts which expire in the near term, complexities and timing of signing government contracts, customers developing internally the capability to perform the services which we perform on their behalf, our response to the industry's rapid rate of change, competition, pricing pressures, fluctuations in our operating results, our ability to make and integrate strategic acquisitions, failures or material changes in our strategic relationships, exposure under contract indemnities, defects in software or failures in the processing of transactions, security or privacy breaches, our ability to attract and retain key personnel, our ability to protect our intellectual property, intellectual property infringement claims, and industry and government regulation.

We caution that the foregoing list of material factors is not exhaustive. When relying on our forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In making the forward-looking information contained in this news release, we do not assume any significant acquisitions, dispositions or one-time items. We do assume however the renewal of certain customer contracts. Every year, Emergis has major customer contracts that it needs to renew. Some of these may represent slightly more than 10% of Emergis' annual revenue. In addition, we also assume the signature of contracts in new markets in the public health sector. In this regard, Emergis is pursuing large opportunities that present a very long and complex sales cycle which substantially affect our forecasting abilities. We have assumed a certain timing for the realization of these opportunities which we think is reasonable but which may not be achieved. Furthermore, the pursuit of these larger opportunities does not ensure a linear progression of our revenue and earnings since they may involve significant up-front fees followed by reduced on-going payments. We have assumed a certain progression that may not be realized. We have also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information to differ materially from actual results or events. However, each of these factors is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors, please refer to our Annual Information Form (risks and uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF EMERGIS AND ITS SUBSIDIARIES AS AT FEBRUARY 20, 2006 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXPRESSLY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

-30-

For additional information: Media: Ann-Marie Gagné 450 928-6361
Investors: John Gutpell 450 928-6956

Emergis

>>> News release

Emergis reports financial results for the fourth quarter and year 2005

- Company delivered on its 2005 plan and met its annual financial targets
  - Revenue at $159.0 M for the year ($39.7 M in Q4)
  - Health revenue growth of 30%
  - EBITDA at $28.4 M for the year ($8.5 M in Q4)
  - EPS from continuing operations at $0.03 for the year ($0.05 in Q4)
- Provides updated guidance for 2006

Montréal, February 20, 2006 – Emergis Inc. (TSX: EME) today announced its unaudited financial results for the three months ended December 31, 2005 and its audited financial results for the twelve months ended December 31, 2005. All dollar figures in this release are expressed in Canadian dollars, unless otherwise indicated.

Revenue for the quarter was $39.7 million compared to $42.0 million in the fourth quarter of 2004 and $40.1 million in the third quarter of 2005. In the year-over-year comparison, 24% growth in Health operations was offset by lower Finance revenue mainly due to the expiry of certain contracts in 2004.

EBITDA[1] increased to $8.5 million compared to $(15.9) million in the fourth quarter of 2004 and $6.5 million in the third quarter of 2005. Excluding restructuring and other charges, EBITDA was $5.1 million in the fourth quarter of 2004.

Net income from continuing operations for the quarter was $4.8 million or $0.05 per share compared to a net loss of $(26.0) million or $(0.25) per share in 2004 and to net income of $0.1 million or $0.00 per share in the third quarter of 2005. Included in the current quarter's figure was the beneficial impact of a $1.8 million reduction in the Company's future income tax liability. Excluding restructuring and other charges, the fourth quarter 2004 figure was a loss of $(5.0) million or $(0.05) per share.

Reported net income for the quarter was $6.9 million or $0.07 per share compared to a net loss of $(22.9) million or $(0.22) per share in 2004 and of $(1.2) million or $(0.01) per share in the third quarter of 2005.

---

[1] EBITDA used in this news release does not have a meaning under Canadian Generally Accepted Accounting Principles and therefore may not be comparable to similar measures presented by other publicly traded companies. It is defined as net income (loss) from continuing operations before depreciation, amortization of intangible assets, interest, gains or losses on sale of assets, gain or loss on foreign exchange, other income or expenses, and income taxes. No reconciliation is provided in the interim consolidated statement of earnings. EBITDA is presented on a basis that is consistent from period to period and agrees, on a consolidated basis, with the amount disclosed as "Earnings (loss) before under-noted items" on the consolidated statements of earnings.

Emergis met its revenue target for the year, generating $159.0 million compared to the target range of $157 million to $161 million. EBITDA came in at $28.4 million. Excluding a $2.2 million reversal of a tax provision related to non-core operations in the fourth quarter, which was not contemplated in the target, EBITDA was $26.2 million, above the high end of the target range of $24 million to $26 million. EPS from continuing operations came in at $0.03 per fully diluted share, or $0.01 excluding the reversal, at the high end of the $(0.02) to $0.01 target range.

"We set a clear direction for Emergis in 2005 and are pleased to report we achieved our plan both from a strategic and financial point of view. Our efforts throughout 2005 have resulted in the successful reorganization of our Finance portfolio, solid financial performance including the continued growth in our Health revenue and significantly improved EBITDA, and an increased share price," said François Côté, President and Chief Executive Officer of Emergis. "The recent years of transition are just about over. We are now positioned to benefit from the growth expected to occur in our two market sectors. Our funnel of opportunities is both growing and strengthening. Internally, our employees are fully engaged in the execution of our three-year strategic plan."

Revenue summary for the quarter

Three-month periods ended December 31, 2005, September 30, 2005, and December 31, 2004, in millions of Canadian dollars:

	Q4 2005	Q3 2005	Q4 2004
Health	24.7	23.3	20.0
Finance	15.0	16.8	22.0
Total revenue	**39.7**	**40.1**	**42.0**

- Health revenue increased 24% on a year-over-year basis mainly due to acquisitions in the claims network and pharmacy systems areas and to organic growth in claims processing, as well as professional service revenue relating to our drug information systems initiative. On a sequential quarterly basis, the 6% increase was due mainly to growth in claims processing.
- Compared to the third quarter of 2005, Finance revenue decreased by $1.8 million due to seasonally lower lending activities in the automotive and real estate areas, lower professional service fees, and the coming to term of a contract for transition services associated with its former U.S. eLending business. Revenue decreased from the fourth quarter of 2004 mainly due to the previously disclosed expiry of certain debit and credit card authorization and electronic document exchange contracts and to the wind-down of eInvoicing, partly offset by higher professional service fees and eInvoicing patent revenue not present in 2004.
- Recurring revenue represented 92% of revenue, a level similar to both the fourth quarter of 2004 (94%) and the third quarter of 2005 (93%).

EBITDA summary for the quarter

Three-month periods ended December 31, 2005, September 30, 2005 and December 31, 2004, in millions of Canadian dollars:

	Q4 2005	Q3 2005	Q4 2004
Health	4.6	4.8	2.7
Finance	1.7	1.7	2.4
Non-core	2.2	-	-
EBITDA before:	**8.5**	**6.5**	**5.1**
Contract settlements in Finance	-	-	-
Restructuring and other	-	-	(21.0)
Total EBITDA	**8.5**	**6.5**	**(15.9)**

- EBITDA was $8.5 million (21% of revenue), up significantly from the $5.1 million (12% of revenue) before one-time items generated in the prior year, reflecting a higher contribution from Health operations and a $2.2 million reversal of a tax provision related to non-core activities. Compared to the third quarter of 2005, EBITDA increased from $6.5 million due to the provision reversal.
- Health EBITDA was $4.6 million (19% of Health revenue) compared to $2.7 million (14%) in the fourth quarter of 2004 and $4.8 million (21%) in the third quarter of 2005. The year-over-year increase was due to a higher contribution from workers' compensation claims. Sequentially, the slightly lower contribution was due to investment in new solutions and changes in product mix.
- Finance contributed $1.7 million to EBITDA in the quarter (11% of Finance revenue) compared to $2.4 million (11%) in the fourth quarter of 2004 and to $1.7 million (10%) in the third quarter of 2005. The year-over-year decrease reflects mainly lower contribution from debit and credit card authorization and electronic document exchange activities due to contract terminations, partly offset by the impact of our 2004 restructuring initiative, continued cost reduction efforts and higher professional fees. In the sequential quarterly comparison, higher contributions from cash management activities were offset by lower contributions from professional fees and transition services.
- During the fourth quarter of 2004, the Company took a restructuring charge from continuing operations of $17.8 million. At December 31, 2005, $3.6 million of restructuring charges remained in accounts payable and accrued liabilities.

Financial highlights for the twelve months

Twelve-month periods ended December 31, 2005 and 2004, in millions of Canadian dollars:

	Revenue		EBITDA	
	2005	**2004**	**2005**	**2004**
Health	91.9	70.9	17.4	9.9
Finance	67.1	86.4	6.4	(4.6)
Core before one-time items	**159.0**	**157.3**	**23.8**	**5.3**
Contract settlements in Finance	-	-	2.4	9.1
Total core	**159.0**	**157.3**	**26.2**	**14.4**
Non-core	-	39.6	2.2	6.7
Contract settlements in Non-core	-	-	-	4.7
Restructuring and other	-	-	-	(17.8)
Total	**159.0**	**196.9**	**28.4**	**8.0**

- Core revenue at $159.0 million has increased slightly compared to the prior year and core EBITDA has nearly doubled from $14.4 million to $26.2 million. The core EBITDA margin for 2005 was 16% compared to 9% in 2004.
- Most significantly, core EBITDA excluding one-time items has dramatically improved from $5.3 million (3% of revenue) in 2004 to $23.8 million (15% of revenue).
- Health operations generated 30% higher revenue compared to 2004 as a result of acquisitions in the claims processing and pharmacy solutions areas, organic growth in claims processing and professional fees associated with new solutions. The EBITDA margin for Health was 19%, up from 14% in 2004.
- Finance revenue decreased mainly due to the expiry in 2004 of certain debit and credit card authorization and electronic document exchange contracts. This was partly offset by revenue associated with eSecurity, webdoxs, U.S eLending and eInvoicing transition services contracts and organic growth in lending, as well as higher professional fees.
- Finance EBITDA excluding one-time items increased substantially from a loss of $(4.6) million in 2004 to $6.4 million mainly due to the impact of restructuring activities, continued cost reduction efforts and the contribution from transition services. These positive impacts were partly offset by contract terminations in the debit and credit card authorization and electronic document exchange areas. The EBITDA margin for Finance was 10% in 2005 compared to (5)% in 2004.
- Non-core operations, which included a distribution agreement with Bell Canada for legacy products and other non-core and exited products, ceased as of June 30, 2004. However, in the fourth quarter of 2005, the Company reversed a tax provision related to non-core activities which generated a $2.2 million contribution.

Twelve-month periods ended December 31, 2005 and 2004, in millions of Canadian dollars, except per share data:

	Net income		EPS	
	2005	**2004**	**2005**	**2004**
Continuing operations before:	0.8	(23.3)	0.01	(0.23)
One-time items	2.4	(50.6)	0.02	(0.49)
Continuing operations	**3.2**	**(73.9)**	**0.03**	**(0.72)**
Discontinued operations	8.3	12.2	0.09	0.12
Total	**11.5**	**(61.7)**	**0.12**	**(0.60)**

- Net income from continuing operations before one-time items improved to $0.8 million or $0.01 per share compared to a loss of $(23.3) million or $(0.23) per share in 2004. Reported net income from continuing operations was $3.2 million or $0.03 per share compared to a net loss of $(73.9) million or $(0.72) per share in 2004.
- Discontinued operations contributed $8.3 million to total 2005 net income mainly due to a gain on sale of the Company's eLending U.S. operations reported in the second quarter. In 2004, the $12.2 million contribution from discontinued operations related primarily to a gain on sale of its eSecurity business.
- Reported net income improved substantially to $11.5 million or $0.12 per share compared to a net loss of $(61.7) million or $(0.60) per share in 2004.
- The Company's financial results, including both the current and historical periods, reflect the sale of the following operations: U.S. Health in March 2004, eSecurity in June 2004, webdoxs electronic bill presentment in July 2004, and eLending U.S. in May 2005. As a result, these operations have been reported as discontinued operations and their total contribution to Emergis' consolidated results has been included as a single line item above net income.
- One-time items included contract settlements, gains on sale, restructuring and other charges and related reversals, asset write-downs and tax rate adjustments in the periods in which they were recorded. They do not include accruals or reversals of accruals made in the normal course of business.

Financial position at December 31

Cash on hand at quarter-end, including temporary investments, was $136.9 million compared to $130.7 million at September 30, reflecting mainly cash flow from operating activities of $8.4 million during the quarter.

In late 2005, the Company undertook a detailed analysis of its accounts payable and accrued liabilities and determined that certain amounts recorded between 2000 and 2003 totaling $4.0 million were not owed. As a result, accounts payable and accrued liabilities and the deficit portion of shareholders' equity as at January 1, 2004 were reduced by $4.0 million. The Company considers the reduction immaterial in relation to the volume of business activity transacted over the period.

For the year 2005, cash used for operating activities was \$(17.6) million, reflecting mainly a decrease in working capital, which included a reduction in payables in part related to disbursements for past restructuring initiatives. Working capital from continuing operations at year end was \$109.3 million compared to \$131.0 million at the end of 2004. Investing activities generated a net outflow in 2005 of \$(61.6) million related to the acquisition of businesses, additions to fixed assets and the purchase of temporary investments, partly offset by a net inflow of funds from the sale of businesses. Financing activities also generated a net outflow of funds of \$(43.7) million related mainly to the repurchase of shares under normal course and substantial issuer bids and the repayment of debt. Long-term debt at the end of 2005 decreased to \$4.4 million from \$8.9 million at the end of 2004.

2006 Guidance

With the release of its third quarter 2005 financial results, Emergis provided financial direction for 2006, indicating growth rates for revenue (at least 5%) and EBITDA (15% to 20%) compared to 2005 target ranges. It also provided a minimum level for EPS (\$0.08 per share) from continuing operations for 2006.

The Company today provided further clarification of its 2006 financial targets. Revenue is targeted in a range of \$165 million to \$170 million, representing growth of 4% to 7% compared to the 2005 actual revenue of \$159.0 million. It should be noted that some \$10 million of the \$159.0 million was generated by activities that will not be present in 2006. Given the expected launch of its drug information and national lending initiatives in the second half of the year, revenue in the first half of 2006 is expected to be less than that in the second half.

EBITDA is targeted in a range of \$28 million to \$31 million, representing growth of 7% to 18% over the 2005 actual figure of \$26.2 million, which excludes a reversal of a tax provision recorded in the fourth quarter.

EPS from continuing operations is targeted in a range of \$0.09 to \$0.13 per fully diluted share, a significant improvement over the \$0.03 reported for 2005 due to the expected improvement in EBITDA, lower depreciation and amortization and significantly reduced foreign exchange losses. Capital expenditures are targeted in a range of \$8 million to \$10 million, somewhat lower than the 2005 level of \$12.9 million. The above targets do not assume any acquisitions or dispositions. However, it assumes that the Company will be able to maintain and renew contracts with existing customers, and enter into new contracts to generate its targeted revenue growth. Please see the cautionary language at the end of this news release for a more complete description of assumptions.

Operating highlights

Progress in the Health sector

Growth in the Company's Health operations in 2005 was evident in a number of areas:

- The number of health claims adjudicated grew by 10%. Claims transported grew by 118%, supported by the acquisition of the Canadian network operations of NDCHealth in March. By the end of the first quarter of 2006, the NDC operations are expected to be completely integrated into the Company's, allowing it to benefit fully from the synergies between the two organizations.

- The number of group insurance plan members holding Emergis pay-direct drug cards and the members' covered dependents increased by 15% to 7.3 million.
- The Company was successful in maintaining its core clients, re-signing Sun Life Assurance in August and renewing a number of drug and dental claims transport contracts in the fourth quarter.
- In the workers' compensation area, the number of healthcare providers connected to the Emergis platform grew by 21% to 3,400.
- The number of pharmacies using Emergis pharmacy systems software grew by 35% to 2,600 as a result of the acquisition of Canadian pharmacy systems business of NDCHealth.

Status of negotiations with the Newfoundland and Labrador Centre for Health Information

An Emergis-led consortium was selected to enter into exclusive negotiations with The Newfoundland and Labrador Centre for Health Information, potentially leading to a contract for the development and implementation of a comprehensive pharmacy network, also known as a drug information system for the province. While Emergis believes contract negotiations are progressing well, neither the outcome nor the value of any potential resulting contract can be evaluated at this stage. Completion of negotiations and a definitive agreement are now expected in the first half of 2006.

National real estate lending platform

Emergis has successfully migrated all of the notaries connected to its Quebec real estate lending platform to a new platform, as another step in the Company's efforts to extend its mortgage document processing solution across Canada. Some 80% of Quebec notaries are connected to the solution, which currently operates in the Quebec market only.

eInvoicing license

In the fourth quarter, the Company entered into agreements to license its eInvoicing technology patent to two U.S.-based utilities.

webdoxs transition services contract extended

The Company has extended its contract with epost to operate the webdoxs consumer bill presentment solution to March 2006. Emergis sold its webdoxs operations to epost in July 2004.

Corporate highlights

Normal course issuer bid

The normal course issuer bid announced by the Company in February 2005 expired on February 15, 2006. Under the bid, Emergis repurchased 4.1 million shares at an aggregate cost of $13.1 million. No repurchases were made in the fourth quarter of 2005 or in the period from January 1 to February 15, 2006.

In a separate new release, the Company today announced its intention to initiate again a normal course issuer bid through the facilities of The Toronto Stock Exchange, subject to regulatory approval. Purchases made pursuant to the bid will not exceed 6.0 million common shares, representing approximately 10% of the public float of its common shares at February 17, 2006. The common shares acquired pursuant to the bid will be cancelled. All purchases under the bid will be made during the period from March 2, 2006 to March 1, 2007. Emergis

believes that the purchase of its common shares represents an appropriate use of a portion of its available funds.

Conference call, webcast and supplemental financial information

The Company will hold a conference call and live webcast today at 8:30 a.m. ET to discuss its financial results for the fourth quarter and year 2005. To participate, interested parties can dial toll-free 1 866 898-9626, and in Toronto 416 340-2216. The fourth quarter and annual 2005 news release, audited 2005 financial statements and notes, 2005 management's discussion and analysis and supplemental information package are posted on www.emergis.com (http://www.emergis.com/en/news_events/news/2006/feb20.asp).

An instant replay of the conference call will be available for two weeks starting at 10:30 a.m. today. To listen, interested participants should dial toll-free 1 800 408-3053, and from Toronto 416 695-5800. The access code is 3174476#. An archive version of the webcast will also be available starting at 10:30 a.m. today on www.emergis.com (http://www.emergis.com/en/news_events/events_calendar/feb20.asp).

About Emergis

Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages solutions that automate transactions and the exchange of information to increase the process efficiency and quality of service of its clients. Emergis has expertise in electronic health-related claims processing, health record systems, pharmacy management solutions, cash management and loan document processing and registration. In Canada, it delivers its solutions to the main insurance companies, top financial institutions, government agencies, large corporations, real estate lawyers and notaries and more than one third of all pharmacies. It also provides solutions to the world's leading payment association. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release, in our annual report, in various filings with Canadian regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among others, information with respect to our objectives and the strategies to achieve those objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking information. The forward-looking information in this news release describes our expectations as at February 20, 2006.

The results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information include, among others: general economic factors, adverse industry events, the adoption rate of our solutions by customers and by related electronic trading communities, the non-renewal of major contracts which expire in the near term, complexities and timing of signing government contracts, customers developing internally the capability to perform the services which we perform on their behalf, our response to the industry's rapid rate of change, competition, pricing pressures, fluctuations in our operating results, our ability to make and integrate strategic acquisitions, failures or material changes in our strategic relationships, exposure under contract indemnities, defects in software or failures in the processing of transactions, security or privacy breaches, our ability to attract and retain key personnel, our ability to protect our intellectual property, intellectual property infringement claims, and industry and government regulation.

We caution that the foregoing list of material factors is not exhaustive. When relying on our forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In making the forward-looking information contained in this news release, we do not assume any significant acquisitions, dispositions or one-time items. We do assume however the renewal of certain customer contracts. Every year, Emergis has major customer contracts that it needs to renew. Some of these may represent slightly more than 10% of Emergis' annual revenue. In addition, we also assume the signature of contracts in new markets in the public health sector. In this regard, Emergis is pursuing large opportunities that present a very long and complex sales cycle which substantially affect our forecasting abilities. We have assumed a certain timing for the realization of these opportunities which we think is reasonable but which may not be achieved. Furthermore, the pursuit of these larger opportunities does not ensure a linear progression of our revenue and earnings since they may involve significant up-front fees followed by reduced on-going payments. We have assumed a certain progression that may not be realized. We have also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information to differ materially from actual results or events. However, each of these factors is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors, please refer to our Annual Information Form (risks and uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF EMERGIS AND ITS SUBSIDIARIES AS AT FEBRUARY 20, 2006 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXPRESSLY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

-30-

Information: John Gutpell, 450 928-6856

82-5206

Emergis

>>> News release

Emergis reports financial results for the fourth quarter and year 2005

- Company delivered on its 2005 plan and met its annual financial targets
  - Revenue at $159.0 M for the year ($39.7 M in Q4)
  - Health revenue growth of 30%
  - EBITDA at $28.4 M for the year ($8.5 M in Q4)
  - EPS from continuing operations at $0.03 for the year ($0.05 in Q4)
- Provides updated guidance for 2006

Montréal, February 20, 2006 – Emergis Inc. (TSX: EME) today announced its unaudited financial results for the three months ended December 31, 2005 and its audited financial results for the twelve months ended December 31, 2005. All dollar figures in this release are expressed in Canadian dollars, unless otherwise indicated.

Revenue for the quarter was $39.7 million compared to $42.0 million in the fourth quarter of 2004 and $40.1 million in the third quarter of 2005. In the year-over-year comparison, 24% growth in Health operations was offset by lower Finance revenue mainly due to the expiry of certain contracts in 2004.

EBITDA[1] increased to $8.5 million compared to $(15.9) million in the fourth quarter of 2004 and $6.5 million in the third quarter of 2005. Excluding restructuring and other charges, EBITDA was $5.1 million in the fourth quarter of 2004.

Net income from continuing operations for the quarter was $4.8 million or $0.05 per share compared to a net loss of $(26.0) million or $(0.25) per share in 2004 and to net income of $0.1 million or $0.00 per share in the third quarter of 2005. Included in the current quarter's figure was the beneficial impact of a $1.8 million reduction in the Company's future income tax liability. Excluding restructuring and other charges, the fourth quarter 2004 figure was a loss of $(5.0) million or $(0.05) per share.

Reported net income for the quarter was $6.9 million or $0.07 per share compared to a net loss of $(22.9) million or $(0.22) per share in 2004 and of $(1.2) million or $(0.01) per share in the third quarter of 2005.

---

[1] EBITDA used in this news release does not have a meaning under Canadian Generally Accepted Accounting Principles and therefore may not be comparable to similar measures presented by other publicly traded companies. It is defined as net income (loss) from continuing operations before depreciation, amortization of intangible assets, interest, gains or losses on sale of assets, gain or loss on foreign exchange, other income or expenses, and income taxes. No reconciliation is provided in the interim consolidated statement of earnings. EBITDA is presented on a basis that is consistent from period to period and agrees, on a consolidated basis, with the amount disclosed as "Earnings (loss) before under-noted items" on the consolidated statements of earnings.

Emergis met its revenue target for the year, generating $159.0 million compared to the target range of $157 million to $161 million. EBITDA came in at $28.4 million. Excluding a $2.2 million reversal of a tax provision related to non-core operations in the fourth quarter, which was not contemplated in the target, EBITDA was $26.2 million, above the high end of the target range of $24 million to $26 million. EPS from continuing operations came in at $0.03 per fully diluted share, or $0.01 excluding the reversal, at the high end of the $(0.02) to $0.01 target range.

"We set a clear direction for Emergis in 2005 and are pleased to report we achieved our plan both from a strategic and financial point of view. Our efforts throughout 2005 have resulted in the successful reorganization of our Finance portfolio, solid financial performance including the continued growth in our Health revenue and significantly improved EBITDA, and an increased share price," said François Côté, President and Chief Executive Officer of Emergis. "The recent years of transition are just about over. We are now positioned to benefit from the growth expected to occur in our two market sectors. Our funnel of opportunities is both growing and strengthening. Internally, our employees are fully engaged in the execution of our three-year strategic plan."

Revenue summary for the quarter

Three-month periods ended December 31, 2005, September 30, 2005, and December 31, 2004, in millions of Canadian dollars:

	Q4 2005	Q3 2005	Q4 2004
Health	24.7	23.3	20.0
Finance	15.0	16.8	22.0
Total revenue	**39.7**	**40.1**	**42.0**

- Health revenue increased 24% on a year-over-year basis mainly due to acquisitions in the claims network and pharmacy systems areas and to organic growth in claims processing, as well as professional service revenue relating to our drug information systems initiative. On a sequential quarterly basis, the 6% increase was due mainly to growth in claims processing.
- Compared to the third quarter of 2005, Finance revenue decreased by $1.8 million due to seasonally lower lending activities in the automotive and real estate areas, lower professional service fees, and the coming to term of a contract for transition services associated with its former U.S. eLending business. Revenue decreased from the fourth quarter of 2004 mainly due to the previously disclosed expiry of certain debit and credit card authorization and electronic document exchange contracts and to the wind-down of eInvoicing, partly offset by higher professional service fees and eInvoicing patent revenue not present in 2004.
- Recurring revenue represented 92% of revenue, a level similar to both the fourth quarter of 2004 (94%) and the third quarter of 2005 (93%).

EBITDA summary for the quarter

Three-month periods ended December 31, 2005, September 30, 2005 and December 31, 2004, in millions of Canadian dollars:

	Q4 2005	Q3 2005	Q4 2004
Health	4.6	4.8	2.7
Finance	1.7	1.7	2.4
Non-core	2.2	-	-
EBITDA before:	**8.5**	**6.5**	**5.1**
Contract settlements in Finance	-	-	-
Restructuring and other	-	-	(21.0)
Total EBITDA	**8.5**	**6.5**	**(15.9)**

- EBITDA was $8.5 million (21% of revenue), up significantly from the $5.1 million (12% of revenue) before one-time items generated in the prior year, reflecting a higher contribution from Health operations and a $2.2 million reversal of a tax provision related to non-core activities. Compared to the third quarter of 2005, EBITDA increased from $6.5 million due to the provision reversal.
- Health EBITDA was $4.6 million (19% of Health revenue) compared to $2.7 million (14%) in the fourth quarter of 2004 and $4.8 million (21%) in the third quarter of 2005. The year-over-year increase was due to a higher contribution from workers' compensation claims. Sequentially, the slightly lower contribution was due to investment in new solutions and changes in product mix.
- Finance contributed $1.7 million to EBITDA in the quarter (11% of Finance revenue) compared to $2.4 million (11%) in the fourth quarter of 2004 and to $1.7 million (10%) in the third quarter of 2005. The year-over-year decrease reflects mainly lower contribution from debit and credit card authorization and electronic document exchange activities due to contract terminations, partly offset by the impact of our 2004 restructuring initiative, continued cost reduction efforts and higher professional fees. In the sequential quarterly comparison, higher contributions from cash management activities were offset by lower contributions from professional fees and transition services.
- During the fourth quarter of 2004, the Company took a restructuring charge from continuing operations of $17.8 million. At December 31, 2005, $3.6 million of restructuring charges remained in accounts payable and accrued liabilities.

Financial highlights for the twelve months

Twelve-month periods ended December 31, 2005 and 2004, in millions of Canadian dollars:

	Revenue		EBITDA	
	2005	2004	2005	2004
Health	91.9	70.9	17.4	9.9
Finance	67.1	86.4	6.4	(4.6)
Core before one-time items	**159.0**	**157.3**	**23.8**	**5.3**
Contract settlements in Finance	-	-	2.4	9.1
Total core	**159.0**	**157.3**	**26.2**	**14.4**
Non-core	-	39.6	2.2	6.7
Contract settlements in Non-core	-	-	-	4.7
Restructuring and other	-	-	-	(17.8)
Total	**159.0**	**196.9**	**28.4**	**8.0**

- Core revenue at $159.0 million has increased slightly compared to the prior year and core EBITDA has nearly doubled from $14.4 million to $26.2 million. The core EBITDA margin for 2005 was 16% compared to 9% in 2004.
- Most significantly, core EBITDA excluding one-time items has dramatically improved from $5.3 million (3% of revenue) in 2004 to $23.8 million (15% of revenue).
- Health operations generated 30% higher revenue compared to 2004 as a result of acquisitions in the claims processing and pharmacy solutions areas, organic growth in claims processing and professional fees associated with new solutions. The EBITDA margin for Health was 19%, up from 14% in 2004.
- Finance revenue decreased mainly due to the expiry in 2004 of certain debit and credit card authorization and electronic document exchange contracts. This was partly offset by revenue associated with eSecurity, webdoxs, U.S eLending and eInvoicing transition services contracts and organic growth in lending, as well as higher professional fees.
- Finance EBITDA excluding one-time items increased substantially from a loss of $(4.6) million in 2004 to $6.4 million mainly due to the impact of restructuring activities, continued cost reduction efforts and the contribution from transition services. These positive impacts were partly offset by contract terminations in the debit and credit card authorization and electronic document exchange areas. The EBITDA margin for Finance was 10% in 2005 compared to (5)% in 2004.
- Non-core operations, which included a distribution agreement with Bell Canada for legacy products and other non-core and exited products, ceased as of June 30, 2004. However, in the fourth quarter of 2005, the Company reversed a tax provision related to non-core activities which generated a $2.2 million contribution.

Twelve-month periods ended December 31, 2005 and 2004, in millions of Canadian dollars, except per share data:

	Net income		EPS	
	2005	2004	2005	2004
Continuing operations before:	0.8	(23.3)	0.01	(0.23)
One-time items	2.4	(50.6)	0.02	(0.49)
Continuing operations	**3.2**	**(73.9)**	**0.03**	**(0.72)**
Discontinued operations	8.3	12.2	0.09	0.12
Total	**11.5**	**(61.7)**	**0.12**	**(0.60)**

- Net income from continuing operations before one-time items improved to $0.8 million or $0.01 per share compared to a loss of $(23.3) million or $(0.23) per share in 2004. Reported net income from continuing operations was $3.2 million or $0.03 per share compared to a net loss of $(73.9) million or $(0.72) per share in 2004.
- Discontinued operations contributed $8.3 million to total 2005 net income mainly due to a gain on sale of the Company's eLending U.S. operations reported in the second quarter. In 2004, the $12.2 million contribution from discontinued operations related primarily to a gain on sale of its eSecurity business.
- Reported net income improved substantially to $11.5 million or $0.12 per share compared to a net loss of $(61.7) million or $(0.60) per share in 2004.
- The Company's financial results, including both the current and historical periods, reflect the sale of the following operations: U.S. Health in March 2004, eSecurity in June 2004, webdoxs electronic bill presentment in July 2004, and eLending U.S. in May 2005. As a result, these operations have been reported as discontinued operations and their total contribution to Emergis' consolidated results has been included as a single line item above net income.
- One-time items included contract settlements, gains on sale, restructuring and other charges and related reversals, asset write-downs and tax rate adjustments in the periods in which they were recorded. They do not include accruals or reversals of accruals made in the normal course of business.

Financial position at December 31

Cash on hand at quarter-end, including temporary investments, was $136.9 million compared to $130.7 million at September 30, reflecting mainly cash flow from operating activities of $8.4 million during the quarter.

In late 2005, the Company undertook a detailed analysis of its accounts payable and accrued liabilities and determined that certain amounts recorded between 2000 and 2003 totaling $4.0 million were not owed. As a result, accounts payable and accrued liabilities and the deficit portion of shareholders' equity as at January 1, 2004 were reduced by $4.0 million. The Company considers the reduction immaterial in relation to the volume of business activity transacted over the period.

For the year 2005, cash used for operating activities was $(17.6) million, reflecting mainly a decrease in working capital, which included a reduction in payables in part related to disbursements for past restructuring initiatives. Working capital from continuing operations at year end was $109.3 million compared to $131.0 million at the end of 2004. Investing activities generated a net outflow in 2005 of $(61.6) million related to the acquisition of businesses, additions to fixed assets and the purchase of temporary investments, partly offset by a net inflow of funds from the sale of businesses. Financing activities also generated a net outflow of funds of $(43.7) million related mainly to the repurchase of shares under normal course and substantial issuer bids and the repayment of debt. Long-term debt at the end of 2005 decreased to $4.4 million from $8.9 million at the end of 2004.

2006 Guidance

With the release of its third quarter 2005 financial results, Emergis provided financial direction for 2006, indicating growth rates for revenue (at least 5%) and EBITDA (15% to 20%) compared to 2005 target ranges. It also provided a minimum level for EPS ($0.08 per share) from continuing operations for 2006.

The Company today provided further clarification of its 2006 financial targets. Revenue is targeted in a range of $165 million to $170 million, representing growth of 4% to 7% compared to the 2005 actual revenue of $159.0 million. It should be noted that some $10 million of the $159.0 million was generated by activities that will not be present in 2006. Given the expected launch of its drug information and national lending initiatives in the second half of the year, revenue in the first half of 2006 is expected to be less than that in the second half.

EBITDA is targeted in a range of $28 million to $31 million, representing growth of 7% to 18% over the 2005 actual figure of $26.2 million, which excludes a reversal of a tax provision recorded in the fourth quarter.

EPS from continuing operations is targeted in a range of $0.09 to $0.13 per fully diluted share, a significant improvement over the $0.03 reported for 2005 due to the expected improvement in EBITDA, lower depreciation and amortization and significantly reduced foreign exchange losses. Capital expenditures are targeted in a range of $8 million to $10 million, somewhat lower than the 2005 level of $12.9 million. The above targets do not assume any acquisitions or dispositions. However, it assumes that the Company will be able to maintain and renew contracts with existing customers, and enter into new contracts to generate its targeted revenue growth. Please see the cautionary language at the end of this news release for a more complete description of assumptions.

Operating highlights

<u>Progress in the Health sector</u>

Growth in the Company's Health operations in 2005 was evident in a number of areas:

- The number of health claims adjudicated grew by 10%. Claims transported grew by 118%, supported by the acquisition of the Canadian network operations of NDCHealth in March. By the end of the first quarter of 2006, the NDC operations are expected to be completely integrated into the Company's, allowing it to benefit fully from the synergies between the two organizations.

- The number of group insurance plan members holding Emergis pay-direct drug cards and the members' covered dependents increased by 15% to 7.3 million.
- The Company was successful in maintaining its core clients, re-signing Sun Life Assurance in August and renewing a number of drug and dental claims transport contracts in the fourth quarter.
- In the workers' compensation area, the number of healthcare providers connected to the Emergis platform grew by 21% to 3,400.
- The number of pharmacies using Emergis pharmacy systems software grew by 35% to 2,600 as a result of the acquisition of Canadian pharmacy systems business of NDCHealth.

Status of negotiations with the Newfoundland and Labrador Centre for Health Information

An Emergis-led consortium was selected to enter into exclusive negotiations with The Newfoundland and Labrador Centre for Health Information, potentially leading to a contract for the development and implementation of a comprehensive pharmacy network, also known as a drug information system for the province. While Emergis believes contract negotiations are progressing well, neither the outcome nor the value of any potential resulting contract can be evaluated at this stage. Completion of negotiations and a definitive agreement are now expected in the first half of 2006.

National real estate lending platform

Emergis has successfully migrated all of the notaries connected to its Quebec real estate lending platform to a new platform, as another step in the Company's efforts to extend its mortgage document processing solution across Canada. Some 80% of Quebec notaries are connected to the solution, which currently operates in the Quebec market only.

eInvoicing license

In the fourth quarter, the Company entered into agreements to license its eInvoicing technology patent to two U.S.-based utilities.

webdoxs transition services contract extended

The Company has extended its contract with epost to operate the webdoxs consumer bill presentment solution to March 2006. Emergis sold its webdoxs operations to epost in July 2004.

Corporate highlights

Normal course issuer bid

The normal course issuer bid announced by the Company in February 2005 expired on February 15, 2006. Under the bid, Emergis repurchased 4.1 million shares at an aggregate cost of $13.1 million. No repurchases were made in the fourth quarter of 2005 or in the period from January 1 to February 15, 2006.

In a separate new release, the Company today announced its intention to initiate again a normal course issuer bid through the facilities of The Toronto Stock Exchange, subject to regulatory approval. Purchases made pursuant to the bid will not exceed 6.0 million common shares, representing approximately 10% of the public float of its common shares at February 17, 2006. The common shares acquired pursuant to the bid will be cancelled. All purchases under the bid will be made during the period from March 2, 2006 to March 1, 2007. Emergis

believes that the purchase of its common shares represents an appropriate use of a portion of its available funds.

Conference call, webcast and supplemental financial information

The Company will hold a conference call and live webcast today at 8:30 a.m. ET to discuss its financial results for the fourth quarter and year 2005. To participate, interested parties can dial toll-free 1 866 898-9626, and in Toronto 416 340-2216. The fourth quarter and annual 2005 news release, audited 2005 financial statements and notes, 2005 management's discussion and analysis and supplemental information package are posted on www.emergis.com (http://www.emergis.com/en/news_events/news/2006/feb20.asp).

An instant replay of the conference call will be available for two weeks starting at 10:30 a.m. today. To listen, interested participants should dial toll-free 1 800 408-3053, and from Toronto 416 695-5800. The access code is 3174476#. An archive version of the webcast will also be available starting at 10:30 a.m. today on www.emergis.com (http://www.emergis.com/en/news_events/events_calendar/feb20.asp).

About Emergis

Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages solutions that automate transactions and the exchange of information to increase the process efficiency and quality of service of its clients. Emergis has expertise in electronic health-related claims processing, health record systems, pharmacy management solutions, cash management and loan document processing and registration. In Canada, it delivers its solutions to the main insurance companies, top financial institutions, government agencies, large corporations, real estate lawyers and notaries and more than one third of all pharmacies. It also provides solutions to the world's leading payment association. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release, in our annual report, in various filings with Canadian regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among others, information with respect to our objectives and the strategies to achieve those objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking information. The forward-looking information in this news release describes our expectations as at February 20, 2006.

The results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information include, among others: general economic factors, adverse industry events, the adoption rate of our solutions by customers and by related electronic trading communities, the non-renewal of major contracts which expire in the near term, complexities and timing of signing government contracts, customers developing internally the capability to perform the services which we perform on their behalf, our response to the industry's rapid rate of change, competition, pricing pressures, fluctuations in our operating results, our ability to make and integrate strategic acquisitions, failures or material changes in our strategic relationships, exposure under contract indemnities, defects in software or failures in the processing of transactions, security or privacy breaches, our ability to attract and retain key personnel, our ability to protect our intellectual property, intellectual property infringement claims, and industry and government regulation.

We caution that the foregoing list of material factors is not exhaustive. When relying on our forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In making the forward-looking information contained in this news release, we do not assume any significant acquisitions, dispositions or one-time items. We do assume however the renewal of certain customer contracts. Every year, Emergis has major customer contracts that it needs to renew. Some of these may represent slightly more than 10% of Emergis' annual revenue. In addition, we also assume the signature of contracts in new markets in the public health sector. In this regard, Emergis is pursuing large opportunities that present a very long and complex sales cycle which substantially affect our forecasting abilities. We have assumed a certain timing for the realization of these opportunities which we think is reasonable but which may not be achieved. Furthermore, the pursuit of these larger opportunities does not ensure a linear progression of our revenue and earnings since they may involve significant up-front fees followed by reduced on-going payments. We have assumed a certain progression that may not be realized. We have also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information to differ materially from actual results or events. However, each of these factors is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors, please refer to our Annual Information Form (risks and uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF EMERGIS AND ITS SUBSIDIARIES AS AT FEBRUARY 20, 2006 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXPRESSLY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

-30-

Information: John Gutpell, 450 928-6856

Consolidated Statements of Earnings

Emergis

In millions of Canadian dollars, except per share data	For the three month period ended December 31, 2005	For the three month period ended December 31, 2004	For the year ended December 31, 2005	For the year ended December 31, 2004
	(unaudited)	(unaudited)	(audited)	(audited)
Revenue	39.7	42.0	159.0	196.9
Direct costs	6.4	8.0	28.1	46.0
Gross margin	33.3	34.0	130.9	150.9
Income from contract settlements	-	-	2.4	13.8
Expenses				
Operations	8.8	12.0	40.1	62.1
Sales and marketing	4.2	4.3	17.8	19.2
Research and development, net	6.6	6.9	26.6	34.1
General and administrative	5.2	5.7	20.4	23.5
Restructuring and other charges	-	21.0	-	17.8
	24.8	49.9	104.9	156.7
Earnings (loss) before under-noted items	8.5	(15.9)	28.4	8.0
Depreciation	2.2	3.4	11.4	12.5
Amortization of intangibles	2.6	3.2	10.6	13.6
Interest income	(0.8)	(0.8)	(3.5)	(10.6)
Interest on long-term debt	0.3	0.3	1.4	2.4
Loss (gain) on sale of assets	0.8	-	0.7	(12.2)
(Gain) loss on foreign exchange	(0.2)	5.4	4.7	4.5
Other	-	-	-	(0.1)
Income (loss) from continuing operations before income taxes	3.6	(27.4)	3.1	(2.1)
Income taxes (recovery)				
Current	0.6	0.3	1.7	1.9
Future	(1.8)	(1.7)	(1.8)	69.9
	(1.2)	(1.4)	(0.1)	71.8
Net income (loss) from continuing operations	4.8	(26.0)	3.2	(73.9)
Net income from discontinued operations - net of income taxes	2.1	3.1	8.3	12.2
Net income (loss)	6.9	(22.9)	11.5	(61.7)
Basic and diluted income (loss) per share from continuing operations	0.05	(0.25)	0.03	(0.72)
Basic and diluted income per share from discontinued operations	0.02	0.03	0.09	0.12
Basic and diluted income (loss) per share	0.07	(0.22)	0.12	(0.60)
Weighted-average number of shares outstanding used in computing basic net income (loss) per share (in millions)	93.4	103.5	99.3	103.4
Weighted-average number of shares outstanding used in computing diluted net income (loss) per share (in millions)	93.5	103.5	99.3	103.4

Consolidated Statements of Deficit

Emergis

In millions of Canadian dollars	For the year ended December 31, 2005	For the year ended December 31, 2004
	(audited)	(audited)
Deficit, beginning of period, as previously reported	(1,234.6)	(1,176.9)
Prior period adjustement	-	4.0
Deficit, beginning of period, as restated	(1,234.6)	(1,172.9)
Net income (loss)	11.5	(61.7)
Deficit, end of period	(1,223.1)	(1,234.6)

Consolidated Balance Sheets

Emergis

In millions of Canadian dollars	As at December 31, 2005	As at December 31, 2004
	(audited)	(audited)
Assets		
Current		
Cash and cash equivalents	77.1	204.8
Temporary investments	59.8	-
Accounts receivable	19.1	19.4
Future income taxes	0.2	0.2
Other current assets	7.5	16.7
Current assets held for sale	-	0.1
	163.7	241.2
Fixed assets	21.4	25.1
Intangible assets	22.3	24.9
Goodwill	55.8	46.6
Other long-term assets	8.1	7.3
Assets held for sale	-	6.9
	271.3	352.0
Liabilities		
Current		
Accounts payable and accrued liabilities	47.9	90.2
Deferred revenue	1.0	6.3
Deferred credits	0.4	5.3
Current portion of long-term debt	5.1	8.3
	54.4	110.1
Deferred credits and other	6.5	5.9
Future income taxes	0.2	2.1
Long-term debt	4.4	8.9
	65.5	127.0
Shareholders' equity		
Capital stock	0.1	-
Contributed surplus	1,430.2	1,465.1
Deferred stock-based compensation	(0.8)	(0.9)
Deficit	(1,223.1)	(1,234.6)
Foreign currency translation adjustment	(0.6)	(4.6)
	205.8	225.0
	271.3	352.0

Consolidated Statements of Cash Flows

Emergis

In millions of Canadian dollars	For the three month period ended December 31, 2005 (unaudited)	For the three month period ended December 31, 2004 (unaudited)	For the year ended December 31, 2005 (audited)	For the year ended December 31, 2004 (audited)
Operating activities				
Net income (loss) from continuing operations	4.8	(26.0)	3.2	(73.9)
Depreciation and amortization	4.8	6.6	22.0	26.1
Loss (gain) on sale of assets	0.8	-	0.7	(12.2)
Future income taxes (recovery)	(1.8)	(1.7)	(1.8)	69.9
Non-cash foreign exchange loss	-	3.4	4.6	4.4
Non-cash portion of restructuring and other charges	(0.8)	1.1	(0.8)	1.1
Non-cash stock-based compensation	0.3	0.1	1.4	0.5
Deferred stock-based compensation	-	(0.9)	(0.3)	(0.9)
Other	0.1	0.3	2.2	0.5
Changes in working capital	0.2	27.3	(48.8)	(15.3)
Cash flows from (used for) operating activities	8.4	10.2	(17.6)	0.2
Investing activities				
Additions to fixed and intangible assets	(2.1)	(3.1)	(10.2)	(13.2)
Temporary investments	(59.8)	-	(59.8)	-
Acquisitions	-	(1.3)	(16.9)	(23.9)
Cash from businesses acquired	-	-	0.1	0.3
Proceeds on sale of businesses	1.8	0.8	25.2	327.4
Cash flows (used for) from investing activities	(60.1)	(3.6)	(61.6)	290.6
Financing activities				
Repayment of long-term debt	(1.9)	(32.9)	(7.9)	(49.2)
Issuance of long term debt	-	-	-	1.1
Issuance and repurchase of common shares and special cash distribution	-	0.1	(35.8)	(148.8)
Cash flows used for financing activities	(1.9)	(32.8)	(43.7)	(196.9)
Foreign exchange loss on cash held in foreign currencies	-	(2.3)	(0.9)	(8.5)
Cash flows from (used for) continuing operations	(53.6)	(28.5)	(123.8)	85.4
Cash flows used for discontinued operations	-	(5.2)	(3.9)	(18.0)
Cash and cash equivalents				
(Decrease) increase	(53.6)	(33.7)	(127.7)	67.4
Balance, beginning of period	130.7	238.5	204.8	137.4
Balance, end of period	77.1	204.8	77.1	204.8
Supplemental disclosure of cash flow information				
Interest paid	0.3	0.8	1.4	3.1
Income taxes paid	0.2	0.1	1.4	1.8
Non-cash investing and financing activities				
Additions to fixed and intangible assets financed	0.3	2.9	1.4	6.3

82-5206

Emergis

Management's discussion and analysis of financial condition and results of operations for the years ended December 31, 2005 and 2004

(in millions of Canadian dollars unless otherwise noted)

This management's discussion and analysis (MD&A) provides our review of the Company's operations, performance and financial condition for 2005, and compares the 2005 financial results to those of 2004. The MD&A communicates our outlook for the Company for 2006, as well as the issues and risks that may have an impact on our future performance. It is intended to complement and supplement the financial information included in the consolidated financial statements, notes and other financial information elsewhere in this annual report and in our annual information form or other documents filed on SEDAR at www.sedar.com. As a result, it should be read in conjunction with such financial information. This MD&A is current as at February 17, 2006.

We prepare our financial statements in accordance with Canadian generally accepted accounting principles (GAAP). All dollar figures are in Canadian dollars unless otherwise indicated. Where we say "we", "us", "our", "the Company" or "Emergis," we mean Emergis Inc. and its subsidiaries.

Caution regarding forward-looking information

Certain information in this MD&A, elsewhere in this annual report, in various filings with Canadian regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among others, information with respect to our objectives and the strategies to achieve those objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking information. The forward-looking information in this MD&A describes our expectations as at February 17, 2006.

The results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information include, among others: general economic factors, adverse industry events, the adoption rate of our solutions by customers and by related electronic trading communities, the non-renewal of major contracts which expire in the near term, complexities and timing of signing government contracts, customers developing internally the capability to perform the services which we perform on their behalf, our response to the industry's rapid rate of change, competition, pricing pressures, fluctuations in our operating results, our ability to make and integrate strategic acquisitions, failures or material changes in our strategic relationships, exposure under contract indemnities, defects in software or failures in the processing of transactions, security or privacy breaches, our ability to attract and retain key personnel, our ability to protect our intellectual property, intellectual property infringement claims, and industry and government regulation.

We caution that the foregoing list of material factors is not exhaustive. When relying on our forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In making the forward-looking information contained in this MD&A, we do not assume any significant acquisitions, dispositions or one-time items. We do assume however the renewal of certain customer contracts. Every year, Emergis has major customer contracts that it needs to renew. Some of these may represent slightly more than 10% of Emergis' annual revenue. In addition, we also assume the signature of contracts in new markets in the public health sector. In this regard, Emergis is pursuing large opportunities that present a very long and complex sales cycle which substantially affect our forecasting abilities. We have assumed a certain timing for the realization of these opportunities which we think is reasonable but which may not be achieved. Furthermore, the pursuit of these larger opportunities does not ensure a linear progression of our revenue and earnings since they may involve significant up-front fees followed by reduced on-going payments. We have assumed a certain progression that may not be realized. We have also assumed that the material factors referred to in the previous

paragraph will not result in such forward-looking information to differ materially from actual results or events. However, each of these factors is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors, refer to the risks and uncertainties section of this MD&A and to our Annual Information Form (risks and uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS MD&A REPRESENTS THE EXPECTATIONS OF EMERGIS AND ITS SUBSIDIARIES AS AT FEBRUARY 17, 2006 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXPRESSLY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

Overview

Emergis is an IT leader in Canada that focuses on the health and financial services sectors. We develop and manage solutions that automate transactions and the exchange of information to increase the process efficiency and quality of service of our customers. We have expertise in electronic health-related claims processing, health record systems, pharmacy management solutions, cash management and loan document processing and registration.

With our solutions, we securely capture, transport, format and validate information to be exchanged between our customers and their trading communities, in order to trigger a decision, a payment or other action. Our strength stems from the combined power of our technology, our knowledge of our customers' processes and our reach into their trading communities.

In Canada, we deliver our solutions to the main insurance companies, top financial institutions, government agencies, large corporations, real estate lawyers and notaries and more than one third of all pharmacies. We also provide solutions to the world's leading payment association.

Our head office is located in Longueuil, Québec. We also have offices in various other locations in Canada, including principally the Toronto area, Ontario; Mont-Saint-Hilaire, Québec; and Calgary, Alberta. Our employees numbered approximately 850 at December 31, 2005. Our shares are listed on the Toronto Stock Exchange (TSX: EME) and are included in the S&P/TSX Composite Index.

Customer segments

In 2005, our operations, other than our discontinued operations, addressed principally two customer segments: Health and Finance. In addition, our non-core segment contributed to earnings in the fourth quarter of 2005.

Health: Emergis' main business activities in the health sector include the adjudication of drug claims and the transport of drug and dental claims primarily on behalf of Canadian insurance companies. We operate a claims processing platform that was developed for the largest workers' compensation board in the country. On the health care provider side, in Canada, we deliver pharmacy management solutions that automate the prescription fulfilment process and in-store operations. We are also developing a secure medical claims adjudication solution for the British Columbia Ministry of Health Services and are actively pursuing other government opportunities in the health sector, including those created by electronic health record (EHR) and drug information system (DIS) projects.

Finance: This segment offers finance-related electronic business solutions to financial institutions, large corporations, and the real estate legal community. The focus of this business segment is on cash management solutions, the electronic processing and registration of loan documents, and debit and credit card authorizations.

Non-core operations: These operations consisted of a three-year distribution agreement with Bell Canada for legacy products extended in September 2001 (Bell legacy contract), pursuant to which we provided business Internet access services, and other non-core and exited products. Other non-core and exited products included a number of products, which we decided in March 2002, we would no longer support nor sell. The revenue generated from these non-core services and products ended in June 2004. In 2005, we recorded a $2.2 million reduction in direct and operations costs resulting from the reversal of certain tax provisions related to the Bell legacy contract.

Our reporting structure in 2006 will continue to include Health, Finance and non-core operations.

Objectives and strategy

2006 Objectives

- Generate organic growth in our health and finance segments
- Accelerate growth through selective acquisitions
- Improve profitability through revenue growth and cost management
- Increase shareholder value through the above actions and other means

Strategy Overview

Our business strategy for 2006 builds on our existing operations and the progress we made during 2005 to develop markets in the health sector and to strengthen our focus in the financial services sector. We intend to expand our markets through the offering of existing solutions to new customer groups and new solutions to existing customers, as well as moving into adjacent market areas in health and financial services.

We rely on our technology, our knowledge and business process expertise in the health and financial services sectors, as well as our ability to create electronic communities and leverage existing ones among the trading partners of our customers, as key differentiating factors for us to win new business.

We will continue to drive operational efficiencies in our business to improve our profitability. We will also look to acquisitions to accelerate our growth within our chosen markets, take advantage of the operational leverage inherent in our business model, and will consider using financial levers to increase shareholder value.

Health Market

The health sector continues to provide Emergis with significant growth opportunities arising from the desire on the part of governments, insurers and health care providers to improve the quality of care and to contain rapidly growing service and administrative costs. With our strategy to act as a focal point both in transactions and in the secure exchange of information between health care providers on one hand, and governments and private insurers on the other, we expect to expand the value of our solutions to include the lowering of health care delivery costs and improved patient outcome, as well as the lowering of administrative costs and increased process efficiency that we offer today.

Emergis' health strategy centres on three key segments: private insurers, governments, and providers.

The private insurer market, represented mainly by the major insurance companies, was the largest contributor to Emergis' health revenue in 2005. Our strategy for this market is to increase our penetration of the drug and dental claims business, capitalizing on the continuing trend to convert paper claims to electronic claims and expanding our coverage to different types of claims. Emergis now provides services to three of the largest life insurance companies, which collectively represent about half of the private group health insurance market in Canada. We will continue to work closely with our customers in the promotion of electronic adoption across Canada. We are also developing a dental claims adjudication platform for use by the private insurer market which is expected to be available in 2007, and are continuing to look to expand our customer base to include third party administrators, which process claims for self-insured businesses and other organizations. In 2005, we substantially increased the number of claims we process through the acquisition and integration of the claims capture and transport operations of NDCHealth in Canada.

On the government agency side, we will continue to expand our relationship with provincial health plans and provincial workers' compensation boards. As part of a private sector consortium whose mandate is to build and maintain a new electronic service delivery model for the British Columbia Ministry of Health Services, we are currently developing a secure medical claims adjudication solution and processing environment. This project leverages our expertise and technology in providing claims processing services to the public sector. We intend to pursue similar opportunities with other provincial governments.

Similarly, in the workers' compensation claims area, Emergis has developed and operates a claims processing system for the Ontario Workplace Safety and Insurance Board and provides drug claims processing for the British Columbia worker's compensation board. For the Ontario board, we are looking to increase the number of health care providers connected to the platform in order to capture electronically a larger portion of claims submitted. We are pursuing opportunities to offer similar services to workers' compensation boards in other provinces.

We are also pursuing opportunities created by EHR, and DIS projects across the country, leveraging our technology, our process knowledge of the health sector, and our extensive connections to health care providers. The projects have been stimulated by Canada Health Infoway, which was allocated $1.2 billion by the federal government to fund up to 75% of the development costs of provincial EHR initiatives that meet a set of criteria.

An EHR is a comprehensive electronic file of an individual's medical history expected to replace paper files detailing examinations, procedures, prescriptions and test results that accumulate over time in various doctors' offices, hospitals, clinics and test centres. Included in an EHR is prescription drug information generated by a DIS. A patient's EHR would be updated as he or she receives new prescriptions and would be accessible by authorized health care providers to provide them with a full set of historical prescription information on which to make a more informed assessment of a patient's current condition, make diagnoses and recommend treatments. The systems supporting the DIS would manage the collection, storage and access of data for patient records.

In August 2005, an Emergis-led consortium was selected to enter into exclusive negotiations with The Newfoundland and Labrador Centre for Health Information, potentially leading to a contract for the development and implementation of a DIS for the province. Negotiations with the Centre are progressing, and we remain optimistic as to their conclusion, however, there can be no certainty that such negotiations will lead to a signed contract. We expect to pursue other opportunities in 2006 and beyond as other provincial governments initiate new EHR and DIS-related projects.

On the provider side, we now support the operations of approximately 2,600 pharmacies, representing more than one in three pharmacies in Canada. This position was created through a series of acquisitions of pharmacy solutions providers in 2004 and 2005. We are proceeding with the integration of these businesses to obtain certain economies of scale and operating synergies. For example, we are in the process of reducing the number of software platforms we offer in order to better manage software development costs, as well as provide best-of-breed pharmacy solutions across the country. We expect to continue to expand our pharmacy solutions business by extending the scope of our solutions to include other types of health care providers, primarily to support the creation of electronic communities of health care providers for our EHR initiatives.

Financial Services Market

We have completed the rationalization of our portfolio of solutions for the financial services sector. In doing so, we have created a more cohesive, bank-centric business with the potential to contribute to our future growth and profitability. Included in the rationalization were: the sale of our eLending operations in the U.S. in May 2005; the wind-down of commercial activities related to our eInvoicing solution; and, the repositioning of our card transaction authorization business to focus on independent sales organizations. We also significantly improved the cost structure of our Finance operations as reflected in the segment's financial results for 2005 compared to 2004.

This segment's activities now consist primarily of solutions which financial institutions can use to improve their operating performance or can add to their portfolio of cash management services and generate additional revenue. Emergis' main business activities in the financial services sector are in the cash management area, the electronic processing and registration of loan documents, and debit and credit card authorizations. Our strategy for this segment is to remain focused on the financial institutional market, grow these activities and continue to improve its profitability.

Cash management solutions consist of electronic payment remittances for Canadian businesses and consumers, the Visa Commerce payment solution for businesses that leverages Visa's global network, and Can-Act electronic tax remittances that allow businesses to file and pay various taxes to governments through their bank. For electronic remittances, we will continue to migrate existing customers from our legacy payment platforms to our newer, more cost-effective and feature-rich remittance platform and to add new customers to the platform. For Visa Commerce, we will work with Visa to market the solution to Visa Member banks and their major corporate customers and to enhance the functionality of the Visa Commerce platform based on Member bank needs. For our Can-Act tax solution, we will work with our existing bank customers to aggressively market the solution to their business customers and to add new banks and new tax forms to the platform.

Electronic processing and registration of loan documents includes the processing of mortgages on behalf of notaries and two major banks in the Québec market, and the registration of loans on motor vehicles on behalf of two major banks across Canada. On the mortgage side, our plans to expand this solution across the country are already well advanced. We are in the process of completing the development of a national platform and are now looking to sign

other major Canadian banks and lawyer associations in other provinces to create a truly national solution. We plan to expand our loan registration solution to add new banks to this platform.

In 2005, we successfully repositioned our debit and credit card authorization activities to focus on independent sales organizations, whose customers are businesses that prefer to deal with non-bank suppliers for their debit and credit card authorization hardware and software needs. This market, while relatively small, is growing and has the potential for further growth. Already profitable, it can make an increasing contribution to our earnings.

Other activities in our Finance segment currently include mainly our transition services related to businesses we have sold, the largest of which are our eSecurity contract with Bell Canada, and our contract with epost to operate the webdoxs consumer bill presentment solution. The eSecurity contract, which is for an initial term of two years, includes government and industry contracts for access, authentication and authorization services managed by Emergis on behalf of Bell Canada. The epost contract expires in March 2006. This segment also includes our electronic document exchange solutions for the electronic exchange of business documents.

In 2005, we generated revenue from the commercial operations of our eInvoicing solution and from transition services associated with the webdoxs consumer bill presentment service. In 2006, we expect to receive substantially less revenue from these activities since we have wound down our eInvoicing operations and will cease providing transition services for webdoxs in 2006.

Improving Profitability and Accelerating Growth

We will drive operational efficiencies through strict expense and capital expenditure management to continue to improve bottom-line profitability from continuing operations in 2006. Among the initiatives being taken in 2006 are: the reduction in the number of software platforms being offered to pharmacies in the provider solutions area; and, the closure of the former NDCHealth data centre as customers are migrated to Emergis' main data centre in Thornhill, Ontario.

We will actively seek out acquisition opportunities to accelerate our growth in health and financial services, primarily in the Canadian market. Candidates are evaluated on their ability to increase our market share, expand the geographic coverage of current business activities, add to or upgrade our technology or to better position us for growth opportunities.

Success factors

External Success Factors

In mapping out our strategy, we consider the following external factors as key in shaping the business environment in which we operate:

Economic conditions: The strength of the overall economy impacts the level of technology spending by companies and governments, which in turn may impact our ability to sell, as well as the way we market and sell our solutions.

Health care spending: We rely on government funding being made available for health care-related initiatives in response to demands from citizens and health care providers to improve the quality and availability of service.

Adoption: We develop and market technology solutions that transform paper business processes into electronic business processes. Our success is dependent upon the overall rate of adoption of such technologies and processes by our target markets. Increased adoption of technology solutions will have a positive impact on the demand for our solutions and the expansion of our electronic trading communities.

Competitive positioning: We face competition from companies selling similar solutions, as well as from potential customers operating in-house solutions. Competitive pressures may impact our ability to grow, maintain our revenue base and retain customers. Competition may also affect the solution functionality we must develop and the selling strategies we must adopt.

Productivity: Since our solutions can increase the operating efficiency of our customers through the conversion of paper business processes into electronic ones, productivity pressures among existing and potential customers should have a positive effect on our business. The return on investment we are able to offer to our customers is a key determinant in their decision to adopt our solutions.

Legislation: Certain of our opportunities depend upon the enactment of changes to government legislation that is required for or facilitates the realization of these opportunities.

Internal Success Factors
In order to achieve our objectives, we depend on the following critical internal success factors:

Employees: Our ability to innovate, develop new solutions, and sell and deliver them on time to customers is dependent upon our ability to attract and retain highly skilled, committed and creative employees.

Service quality: Our ability to deliver our solutions and provide our services to customers on time, in accordance with the expected levels and quality of service, including network and application security, availability and reliability, will affect our growth and profitability.

Scale: We must work to achieve scale in our business by maximizing the number of transactions processed by our technology platforms in order to improve our profitability.

Market expertise: Our solutions automate processes in the health and financial markets. We require significant and up-to-date knowledge of these markets and their processes in order to tailor our solutions to the needs of our customers.

Development of electronic trading communities: We must find ways to encourage the adoption of our solutions by the trading partners of our customers, including the real estate legal community.

Sales and marketing: Our ability to be effective in marketing and selling our solutions will affect our growth and profitability.

Research and development: We must maintain an adequate level of funding for research and development to allow us to innovate and expand our offerings.

Technology: Our technology must meet the needs of our customers and their trading partners in terms of functionality, ease of use and cost for them to adopt and continue to use our solutions.

Operating efficiency: Our operating costs, consisting mainly of costs associated with employees, telecommunications and computing, must be maintained at levels that will enable us to attain our profitability targets. Similarly, we must also continue to be effective in our allocation of capital resources and focus on execution, delivery and control.

2005 Corporate highlights

Sale of eLending U.S.
In May 2005, we sold our eLending U.S. operations in McLean, Virginia for US$13.8 million (C$17.2 million) in cash. As a result of the sale of eLending U.S., a gain on sale of $9.8 million was recorded in income from discontinued operations. The financial results of our eLending U.S. operations have been accounted for as a discontinued operation in our financial statements for 2005 and prior reporting periods.

Acquisition of NDCHealth Corporation's Canadian claims processing and pharmacy systems businesses
In March 2005, we acquired the Canadian claims processing business of NDCHealth Corporation. This business provides specialized network and claims transportation services that support the electronic exchange of drug and dental insurance claims between health providers and insurance or adjudication companies. Total consideration for the acquisition was $14.3 million, including $0.8 million in transaction costs. This acquisition was in line with our strategy to strengthen our position in the Canadian health technology sector and complement our existing operations. This acquisition represented a significant addition to our drug and dental specialized network operations, bringing in important new customers.

In April 2005, we acquired certain assets and assumed certain liabilities of NDCHealth Corporation's Canadian pharmacy systems business. The pharmacy systems business, based in Vancouver, provides pharmacy solutions that automate the prescription fulfillment process, as well as an integrated point-of-service solution for in-store operations. Total cash consideration, including transaction costs of $0.2 million, amounted to $2.4 million.

Normal course issuer bid
In February 2005, we initiated a normal course issuer bid (NCIB) through the facilities of the Toronto Stock Exchange (TSX). Purchases made pursuant to the bid were not to exceed 7,269,000 common shares, representing approximately 10% of the public market float as at January 31, 2005, and were to be made during the one-year period beginning February 16, 2005. Some 4,112,182 shares were repurchased at an average price of $3.14 per share for

an aggregate cost, including related expenses, of $13.1 million. Common shares acquired pursuant to the bid were cancelled.

Substantial issuer bid

In August 2005, we initiated an offer to repurchase for cancellation up to $30 million of our common shares, in a range of $3.20 to $3.70 per share, through a Dutch auction-type substantial issuer bid (SIB). The bid remained open until September 14, 2005. On September 20, 2005, we announced the final results of the SIB, through which we purchased for cancellation 6.0 million or 6% of our outstanding common shares at $3.70 per share, for total consideration of $22.8 million, including related expenses.

Total shares repurchased under the SIB and NCIB were 10.1 million shares for total consideration of $35.9 million, including related expenses. After the purchases, a balance of 93.4 million common shares remained outstanding. The purchases were funded from available cash on hand.

Definitions

Total revenue: Total revenue includes core revenue by customer segment and non-core revenue.

Non-core revenue: Non-core revenue includes revenue derived from the Bell legacy contract and from other non-core and exited products. These activities ended in the second quarter of 2004.

Recurring and non-recurring revenue: Our revenue is derived from recurring and non-recurring sources. Recurring revenue includes revenue from transactions or usage-based charges for access to our technology and for services including claims transport, adjudication and payment, cash management, electronic processing and registration of loan documents, and electronic document exchange. Recurring revenue also includes hardware sales, pharmacy software license fees, fixed and/or user-based monthly charges, primarily for hosting and securing network services, and maintenance and activation fees. It is important to note that recurring revenue refers to the underlying nature of the revenue, as described above, and that revenue from contracts that are not likely to be renewed will be included in this category if it results from the activities described above.

Non-recurring revenue includes fees for professional services related to the development, implementation, installation and integration of our solutions for customers, and one-time software and patent license fees.

Our revenue recognition policy is disclosed in Note 2 to our 2005 consolidated financial statements.

One-time items: One-time items include income from contract settlements, restructuring and other charges and related reversals, significant gains on sale of assets, asset write-downs and tax rate adjustments, as applicable. One-time items do not include accruals or reversals of accruals made in the normal course of business.

Non-GAAP financial measures

EBITDA: The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other issuers. We define it as net income (loss) from continuing operations before depreciation, amortization of intangible assets, interest, gains or losses on sale of assets, loss on foreign exchange, other income or expenses, and income taxes. It agrees, on a consolidated basis, with the amount disclosed as "earnings before under-noted items" on the consolidated statements of earnings. EBITDA is presented on a basis that is consistent from period to period.

We believe EBITDA to be an important measurement that allows us to assess the operating performance of our ongoing businesses without the impact of depreciation and amortization expenses. We exclude depreciation and amortization expenses because their level depends substantially on non-operating factors such as the historical cost of capital assets.

EBITDA allows us to compare our operating performance on a consistent basis. Certain investors and analysts use EBITDA in measuring a company's ability to service debt, meet other payment obligations, as well as in valuations. The following table reconciles "EBITDA excluding one-time items" to EBITDA:

	2005	2004	2003 [1]
EBITDA excluding one-time items	**26.0**	12.0	(5.0)
Income from contract settlements	**2.4**	13.8	-
Restructuring and other charges	-	(17.8)	(28.2)
EBITDA	**28.4**	8.0	(33.2)

Net income (loss) from continuing operations excluding one-time items: The following table reconciles our net income (loss) from continuing operations excluding one-time items to our net income (loss) from continuing operations:

	2005	2004	2003 [1]
Net income (loss) from continuing operations excluding one-time items	**0.8**	(23.3)	(28.3)
Income from contract settlements	**2.4**	13.8	-
Restructuring and other charges	-	(20.0)	(23.3)
Gain on sale of assets	-	11.6	-
Write-down of future income tax assets	-	(56.0)	(18.4)
Other – tax related	-	-	9.2
Net income (loss) from continuing operations	**3.2**	(73.9)	(60.8)

[1]2003 results have not been restated to reflect a prior period adjustment. See our fourth quarter 2005 analysis of results in this MD&A and Note 11 of our 2005 consolidated financial statements.

2005 Financial highlights

Consolidated statements of earnings

- Total revenue was $159.0 million in 2005 compared to $196.9 million in 2004 mainly due to the absence of non-core revenue in 2005.
- In 2005, 94% of revenue was derived from continuing recurring sources, a level that was similar to 2004.
- Health revenue grew by 30% from $70.9 million in 2004 to $91.9 million in 2005 mainly due to acquisitions and organic growth in claims processing activities. The increase was also partly attributable to professional fees associated with new solutions.
- Finance revenue decreased by 22% in 2005 compared to 2004 due to the expiry of certain debit and credit card authorization and electronic document exchange contracts. These decreases were partly offset by transition revenue associated with the sale of our eSecurity, webdoxs, eLending U.S. and eInvoicing operations, as well as by organic growth in our Visa Commerce and electronic processing and registration of loan document segments.

- Income from contract settlements of $2.4 million related to our eInvoicing solution was recorded in 2005 compared to $13.8 million in 2004 from settlements related to a supplier dispute and to the termination of the Bell legacy contract.
- EBITDA excluding one-time items increased to $26.0 million in 2005 from $12.0 million in 2004 despite a decrease in EBITDA of $4.5 million from non-core operations. This was accomplished as a result of cost containment efforts relating to our restructuring initiatives and on-going expense management, acquisitions made in the claims processing and pharmacy solutions areas and organic revenue growth.
- Reported net income from continuing operations was $3.2 million ($0.03 per share) in 2005 compared to a net loss of $(73.9) million ($(0.72) per share) in 2004 mainly due to a valuation allowance recorded in 2004 against our future income tax assets not present in 2005, coupled with an improvement in overall profitability in core operations in 2005.
- Net income from continuing operations excluding one-time items was $0.8 million ($0.01 per share) in 2005 compared to a loss of $(23.3) million ($(0.23) per share) in 2004. The increase is mainly due to the aforementioned increase in EBITDA excluding one-time items and the absence of an income tax provision in 2005 in comparison to 2004 where a tax provision was recorded on income generated from continuing operations before the valuation allowance recorded in May 2004.
- Total net income was $11.5 million ($0.12 per share) in 2005 compared to a total net loss of $(61.7) million ($(0.60) per share) in 2004 mainly due to the aforementioned tax valuation allowance taken in 2004, coupled with an improvement in overall profitability in core operations in 2005.

Consolidated balance sheets (December 31)

- Cash, cash equivalents and temporary investments in 2005 were $136.9 million compared to $204.8 million in 2004 mainly due to a decrease in accounts payable and accrued liabilities, including payments related to our November 2004 restructuring initiative. Major cash disbursements included payments under the SIB and NCIB of $22.8 million and $13.1 million, respectively, including associated costs. Payments made as a result of acquisitions totaled $16.9 million. Cash received on disposal of operations amounted to $25.2 million, including US$9.0 million (C$10.9 million) received as a price adjustment to the sale of our U.S Health operations in 2004.

- The decrease in current assets from $241.2 million in 2004 to $163.7 million in 2005 is mainly attributable to the change in cash, cash equivalents and temporary investments noted above. Current liabilities decreased from $110.1 million in 2004 to $54.4 million in 2005 due to reductions in accounts payable and accrued liabilities, recognition of deferred revenue and credits, repayment of long-term debt, and reversal of certain tax provisions related to the Bell legacy contract.

Consolidated statements of cash flows

- Cash flows from operating activities resulted in a net outflow of $17.6 million in 2005 compared to an inflow of $0.2 million in 2004. The outflow in 2005 was mainly due to working capital requirements of $48.8 million of which $15.2 million related to past restructuring initiatives.

- Cash flows from investing activities resulted in a net outflow of $61.6 million, of which $59.8 million was due to the purchase of temporary investments in commercial paper that have maturities of more than three months. Additional outflows were mainly due to acquisitions and additions to capital assets, partly offset by cash received from the sale of our eLending U.S. operations and cash received as a price adjustment on the sale of our U.S. Health operations. The inflow in 2004 of $290.6 million related mostly to the sale of our U.S. Health operations.

- Cash flows from financing activities resulted in a net outflow of $43.7 million in 2005 compared to an outflow of $196.9 million in 2004. The outflow for 2005 pertained mainly to shares we repurchased related to the SIB and NCIB. The outflow for 2004 related mainly to a special $150 million cash distribution made to shareholders in June 2004, as well as to the repayment of long-term debt.

Corporate performance

We believe we have substantially met our 2005 objectives, as set out in the MD&A in our 2004 annual report. The progress in achieving these objectives is set out below:

Strengthen our position as a leader in the Canadian health care technology market

- Already a leader in the processing of drug and dental claims in Canada for the private insurer market, we increased the total number of claims processed in 2005 by 68% from 111 million to 187 million, both through acquisition and through organic growth.
- We continued the development of a medical claims platform for the British Columbia Ministry of Health as part of our commitment to a consortium which will provide a new electronic service delivery model to the Ministry.
- We made significant progress in our efforts to penetrate the new electronic health record market. The Emergis consortium was selected to negotiate on an exclusive basis a contract to develop and operate a drug information system for the Province of Newfoundland and Labrador.
- We strengthened our position in the pharmacy solutions area with the acquisition of the Canadian operations of NDCHealth, bringing the number of pharmacies, whose operations we support, to approximately 2,600, representing more than one third of pharmacies in Canada. In addition, our drug claims network reaches nearly all pharmacies in the country.
- We increased the number of health care providers electronically connected to the Ontario Workplace Safety and Insurance Board (WSIB) by 21% to 3,400.

Unlock the value embedded in our Finance businesses

- We undertook and completed a rationalization of our portfolio of solutions for the financial services sector. In doing so, we created a more cohesive, bank-centric business with the potential to contribute to our future growth and profitability.
- We significantly improved the cost structure of our Finance operations as reflected in the segment's financial results for 2005 compared to 2004.
- As part of the rationalization, we also generated proceeds (net of disposition costs) of $16.1 million from the sale of our eLending initiative in the U.S.

Improve our profitability

- As a result of the restructuring undertaken at the end of 2004, the rationalization of our Finance activities and on-going cost-cutting efforts, we were able to substantially improve our profitability both at the EBITDA and earnings level in 2005 and meet our financial targets. EBITDA increased from $8.0 million to $28.4 million and fully diluted earnings per share from continuing operations increased from a loss of $(0.72) to earnings of $0.03. Excluding one-time items, EBITDA increased from $12.0 million to $26.0 million and earnings per share increased from a loss of $(0.23) to earnings of $0.01. Net earnings per share increased from a loss of $(0.60) to earnings of $0.12.

Increase shareholder value

- As described above, we began to penetrate a substantial new market for health solutions in the government sector with a view to adding to future revenue and profitability, while at the same time growing the revenue and EBITDA contribution of existing health markets.
- We have reshaped our activities directed towards the financial services sector to focus on growing and profitable areas. To do so, we have either ended or sold unprofitable businesses, thereby substantially improving the cost structure of our Finance operations.
- We deployed a portion of our cash resources to acquire profitable and synergistic businesses to strengthen our existing operations and to repurchase 10% of our common shares outstanding through two share buy-back programs.
- Upon completion of our strategic plan for the next three years, we undertook an extensive shareholder marketing program to explain the current state of Emergis' operations and its future prospects to both existing and potential shareholders.

Selected annual information

	2005	2004	2003 [1]
Revenue			
Health	**91.9**	70.9	56.9
Finance	**67.1**	86.4	90.5
Total core	**159.0**	157.3	147.4
Non-core	**-**	39.6	108.7
Total	**159.0**	196.9	256.1
EBITDA excluding one-time items	**26.0**	12.0	(5.0)
Income from contract settlements	**2.4**	13.8	-
Restructuring and other charges	**-**	(17.8)	(28.2)
EBITDA	**28.4**	8.0	(33.2)
Net income (loss) from:			
Continuing operations	**3.2**	(73.9)	(60.8)
Discontinued operations	**8.3**	12.2	(36.0)
Total	**11.5**	(61.7)	(96.8)
Basic and diluted earnings (loss) per share from continuing operations	**0.03**	(0.72)	(0.59)
Basic and diluted earnings (loss) per share from discontinued operations	**0.09**	0.12	(0.35)
Basic and diluted earnings (loss) per share	**0.12**	(0.60)	(0.94)
Weighted-average number of shares outstanding used in computing basic and diluted earnings (loss) per share (in millions)	**99.3**	103.4	102.5
Balance sheet, end of year			
Total assets	**271.3**	352.0	640.7
Long-term debt, including current portion	**9.5**	17.2	29.1

[1]2003 results have not been restated to reflect a prior period adjustment. See our fourth quarter 2005 analysis of results in this MD&A and Note 11 of our 2005 consolidated financial statements.

In the past three years, the upward trend in Health revenue has been largely offset by the downward trend in Finance revenue. Total revenue has trended downward mainly as a result of the decline and elimination of non-core operations. Despite this trend, EBITDA excluding one-time items has trended upward, reflecting the actions we have taken to eliminate and reduce costs. During this period, we also recorded a number of one-time charges and income items, which have significantly impacted EBITDA and net income (loss). These one-time items included mainly asset write-downs, restructuring and other charges, income from contract settlements and gains on sale of assets. Details of these items are provided in our consolidated financial statements and notes, as well as in this MD&A. Total assets have also decreased due to the sale of our U.S. Health and other operations and to write-downs taken during the period as we moved to refocus our business.

Selected quarterly information

	Q1		Q2		Q3		Q4	
	2005	2004	2005	2004	2005	2004	2005	2004
Revenue								
Health	**21.4**	14.4	**22.5**	17.7	**23.3**	18.8	**24.7**	20.0
Finance	**17.1**	19.8	**18.2**	20.9	**16.8**	23.7	**15.0**	22.0
Total core	**38.5**	34.2	**40.7**	38.6	**40.1**	42.5	**39.7**	42.0
Non-core	-	21.3	-	18.3	-	-	-	-
Total	**38.5**	55.5	**40.7**	56.9	**40.1**	42.5	**39.7**	42.0
EBITDA excluding one-time items	**5.7**	(1.7)	**5.3**	5.2	**6.5**	3.4	**8.5**	5.1
Income from contract settlements	**1.2**	-	**1.2**	13.8	-	-	-	-
Restructuring and other charges	-	6.3	-	(2.4)	-	(0.7)	-	(21.0)
EBITDA	**6.9**	4.6	**6.5**	16.6	**6.5**	2.7	**8.5**	(15.9)
Net income (loss) from:								
Continuing operations	**(3.9)**	(7.9)	**2.2**	(40.4)	**0.1**	0.4	**4.8**	(26.0)
Discontinued operations	**(1.8)**	7.8	**9.3**	3.2	**(1.3)**	(1.9)	**2.1**	3.1
Total	**(5.7)**	(0.1)	**11.5**	(37.2)	**(1.2)**	(1.5)	**6.9**	(22.9)
Basic and diluted earnings (loss) per share from continuing operations	**(0.04)**	(0.08)	**0.02**	(0.39)	**0.00**	0.00	**0.05**	(0.25)
Basic and diluted earnings (loss) per share from discontinued operations	**(0.01)**	0.08	**0.09**	0.03	**(0.01)**	(0.01)	**0.02**	0.03
Basic and diluted earnings (loss) per share	**(0.05)**	(0.00)	**0.11**	(0.36)	**(0.01)**	(0.01)	**0.07**	(0.22)
Weighted-average number of shares outstanding used in computing basic earnings (loss) per share (in millions)	**103.5**	103.2	**101.9**	103.3	**98.0**	103.4	**93.4**	103.5
Weighted-average number of shares outstanding used in computing diluted earnings (loss) per share (in millions)	**103.5**	103.2	**101.9**	103.3	**98.0**	103.4	**93.5**	103.5
Balance sheet, end of period								
Total assets	**319.3**	623.9	**309.7**	420.2	**274.0**	399.3	**271.3**	352.0
Long-term debt, including current portion	**15.7**	29.0	**13.3**	45.7	**11.5**	48.1	**9.5**	17.2

Trends evident in our annual financial results are also evident in our quarterly results, including the decline in the revenue contribution from non-core operations, decreases in revenue from Finance operations and the upward trend in Health revenue. EBITDA excluding one-time items has improved year over year, while reported net income or net loss has been affected not just by the trends in our continuing operations, but also by significant one-time items and a varying contribution from discontinued operations. The decrease in total assets reflects the sale of our eLending U.S. operations in 2005 and U.S. Health, eSecurity and webdoxs operations in 2004, as well as asset write-downs taken in 2004.

Fourth quarter 2005: Our fourth quarter 2005 results reflected continued growth in our Health operations and improved EBITDA in Finance.

Revenue for the quarter was $39.7 million compared to $42.0 million in the fourth quarter of 2004. The decrease in revenue attributable to the expiry of certain debit and credit card authorization and electronic document exchange contracts in our Finance segment was partly offset by acquisitions, organic growth and initial professional services revenue related to our DIS initiative.

EBITDA excluding one-time items was $8.5 million compared to $5.1 million in the fourth quarter of 2004. In the fourth quarter of 2005, EBITDA from our non-core segment was $2.2 million. This was entirely attributable to a reduction in direct and operations costs resulting from the reversal of certain tax provisions related to the Bell legacy contract. The remaining increase of $1.2 million was accomplished as a result of cost containment efforts relating to our restructuring initiatives and expense management, organic growth and acquisitions, partly offset by the expiry of certain debit and credit card authorization and electronic document exchange contracts in 2004.

One-time items for the fourth quarter of 2005 consisted of a restructuring reversal of $0.8 million relating to reduced facilities costs which was offset by a new severance charge of $0.8 million relating to employee terminations. Restructuring charges totaling $21.0 million were taken during the fourth quarter of 2004.

We also recorded a reduction of our future income tax liability of $1.8 million upon wind-up of a subsidiary on December 31, 2005. This future income tax liability reduction was possible due to the availability of unrecorded future income tax assets in the parent company to offset the liability assumed upon wind-up.

Net income (loss) from continuing operations excluding one-time items was $4.8 million ($0.05 per share) compared to a net loss of $(5.0) million ($(0.05) per share) in 2004. Reported total net income for the quarter was $6.9 million ($0.07 per share) compared to a loss of $(22.9) million ($(0.22) per share) in 2004.

In late 2005, we undertook a detailed analysis of our accounts payable and accrued liabilities and determined that certain amounts recorded between 2000 and 2003 totaling $4.0 million were not owed. As a result, accounts payable and accrued liabilities and the deficit portion of shareholders' equity as at January 1, 2004 were reduced by $4.0 million. We consider the reduction immaterial in relation to the volume of business activity transacted over the period.

Results of operation

Revenue

Revenue by customer segment

				2005				2004
	Recurring	**Non-Recurring**	**Total**	**% of total**	Recurring	Non-recurring	Total	% of total
Health	**88.9**	**3.0**	**91.9**	**58**	69.1	1.8	70.9	36
Finance	**60.2**	**6.9**	**67.1**	**42**	78.4	8.0	86.4	44
Total core	**149.1**	**9.9**	**159.0**	**100**	147.5	9.8	157.3	80
Non-core	**-**	**-**	**-**	**-**	38.7	0.9	39.6	20
Total	**149.1**	**9.9**	**159.0**	**100**	186.2	10.7	196.9	100

Total revenue in 2005 was $159.0 million compared to $196.9 million in 2004, reflecting mainly the absence of non-core revenue related to the Bell legacy contract in 2005. Core revenue has increased by $1.7 million or 1%, stemming from growth in the Health segment, partly offset by a decline in the Finance segment. Core recurring revenue increased to $149.1 million from $147.5 million in 2004, a $1.6 million or 1% increase. Recurring revenue represented 94% of total core revenue in 2005, a level comparable to 2004. In 2006, we are targeting further growth in total core revenue with an increase in Health revenue, partly offset by lower Finance revenue.

U.S.-sourced revenue was 11% of total revenue in 2005 compared to 8% in 2004. Virtually all U.S.-sourced revenue was generated by our Finance segment.

Health: Health revenue in 2005 grew by 30% compared to 2004 mainly due to acquisitions in the claims processing and pharmacy solutions areas and organic growth in claims processing. Recurring revenue represented approximately 97% of all total Health revenue, a level comparable with the prior year. Non-recurring revenue increased $1.2 million mainly due to professional fees associated with new solutions. We are anticipating revenue to increase in 2006 due to growth in existing Health operations and our plans to generate revenue from new markets in the public health sector.

Finance: Finance revenue decreased by 22% in 2005 compared to 2004 mainly due to the expiry in 2004 of certain debit and credit card authorization and electronic document exchange contracts. These decreases were partly offset by revenue from transition services associated with the sale of our eSecurity, webdoxs, eLending U.S. and eInvoicing operations, as well as by organic growth in our Visa Commerce and electronic processing and registration of loan document segments. Recurring revenue in Finance represented 90% of total Finance revenue, a level comparable with the prior year. We are targeting lower finance revenue in 2006 due to the absence of revenue from the commercial activity of our eInvoicing solution and lower revenue from transition services.

Non-core: Non-core revenue was not generated in 2005. The majority of non-core revenue in 2004 was attributable to the Bell legacy contract, which was terminated in June 2004.

Related-party revenue and expenses

From January 1 to June 16, 2004, we were related to BCE and its subsidiaries. Related-party revenue and related-party direct costs during this period amounted to $25.9 million and $22.4 million, respectively. Other related-party expenses, also in 2004, of $18.3 million, were due to activities related to the Bell legacy contract.

As a result of a tax loss monetization structure established with Bell Canada, which was terminated in the second quarter of 2004, we generated net interest income of $6.4 million and a provision for income taxes in the amount of $7.5 million, resulting in a net negative impact on net income of $1.1 million, on a year-to-date basis to the end of the second quarter of 2004.

There were no related-party transactions in 2005.

Income from contract settlements

In April 2004, we recorded income of $9.1 million in settlement of a dispute relating to a distribution agreement with a supplier of technology we no longer market. In addition, we entered into an agreement with Bell Canada for the early termination of the Bell legacy contract. We received $4.7 million related to the settlement of this contract.

In December 2004, we received US$3.4 million (C$4.2 million) in settlement of the early termination of a service and software license agreement signed in 2001 with an eInvoicing customer and for transition services to be provided to such customer in 2005. In each of the first and second quarters of 2005, we recorded $0.9 million in revenue for transition services and $1.2 million as income from contract settlements.

Expenses

Direct costs and gross margin

	Health		Finance		Non-core		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004
Revenue	**91.9**	70.9	**67.1**	86.4	**-**	39.6	**159.0**	196.9
Direct costs	**19.5**	18.0	**9.7**	12.1	**(1.1)**	15.9	**28.1**	46.0
Gross margin	**72.4**	52.9	**57.4**	74.3	**1.1**	23.7	**130.9**	150.9
Gross margin %	**79%**	75%	**86%**	86%		60%	**82%**	77%

Direct costs include telecommunications costs relating to services provided to customers, the cost of products or services purchased specifically for customer projects, royalties payable to third parties pertaining to certain products, and personnel costs for the installation and integration of specific customer projects directly related to revenue. The increase in the Health gross margin from 75% to 79% was due to cost containment efforts and organic growth in activities which had lower direct costs associated with them. Overall, the increase in our gross margin from 77% to 82% reflects mainly the absence of non-core revenue in 2005, a segment which had a gross margin lower than either the Health or Finance segments. In 2006, we expect the gross margin percentage to remain relatively stable.

Operating expenses

	2005		2004	
		% of revenue		% of revenue
Operations	**40.1**	**25**	62.1	32
Sales and marketing	**17.8**	**11**	19.2	10
Research and development	**26.6**	**17**	34.1	17
General and administrative	**20.4**	**13**	23.5	12
Total before:	**104.9**	**66**	138.9	71
Restructuring and other charges	**-**	**-**	17.8	9
Total	**104.9**	**66**	156.7	80
Employees – continuing operations, end of year	**853**		858	

Operating expenses, before restructuring and other charges, decreased 24% compared to a decrease in total revenue of 19%. This decrease in expenses was mainly due to our restructuring initiative undertaken in late 2004, to the absence of costs associated with the Bell legacy contract and to continuing cost containment activities during 2005, partly offset by higher expenses in Health associated with the operations acquired in 2004 and 2005. We are targeting each of operations, sales and marketing, research and development, and general and administration expenses to remain relatively flat as we plan to use the same relative level of resources to increase our revenue in 2006.

Operations: Operations expenses consist primarily of personnel and personnel-related costs, software and hardware maintenance, and facilities costs associated with each line of business. Expense levels have decreased principally due to the impact of the November 2004 restructuring initiative, to the absence of non-core activities and to continuing expense management activities during 2005.

Sales and marketing: Sales and marketing expenses consist primarily of personnel-related costs, as well as consultancy, promotional, trade show and other expenses related to the development of active and future solutions. Expenses have decreased mainly as a result of cost-cutting initiatives related to the November 2004 restructuring initiative.

Research and development: Research and development expenses consist largely of personnel-related and consultancy costs associated with the development of new solutions, and the enhancement and maintenance of existing solutions. Expenses have decreased as a result of cost containment efforts related to past restructuring initiatives and more focused investment efforts in research and development.

General and administrative: General and administrative expenses consist largely of personnel-related costs for corporate departments and other corporate overhead costs such as professional fees, insurance and rent. Expenses decreased due to the impact of the November 2004 streamlining initiative, ongoing efforts to contain expenses and reductions in certain contingency provisions.

Restructuring and other charges: As a result of the sale of our U.S. Health operations, we developed a restructuring program to streamline our organizational structure and rationalize our overhead. This resulted in a pre-tax charge to continuing operations of $28.2 million in 2003. Since we were not able to complete all of the streamlining activities related to this charge, we reversed $6.3 million of the charge in the first quarter of 2004. We subsequently completed the activities and incurred charges, which offset the reversal in the following quarters of 2004.

In November 2004, we undertook a new restructuring initiative involving principally a reduction in headcount and rationalization of facilities. The plan was substantially complete by the end of 2004. A restructuring charge of $17.8 million related to the plan was taken in the fourth quarter of 2004. The results of this initiative, on a year-to-date basis, are evident when comparing the expenses noted above for 2005 and 2004.

In 2005, restructuring and other charges includes a restructuring reversal of $0.8 million relating to reduced facilities costs and a new severance charge of $0.8 million relating to employee terminations.

Employees: Total employees related to continuing operations decreased from 858 as at December 31, 2004 to 853 as at December 31, 2005, notwithstanding the addition of 23 employees as a result of the acquisition of NDCHealth Corporation's Canadian claims processing and pharmacy systems businesses.

EBITDA

	2005	**Margin %**	2004	Margin %
Health	**17.4**	**19**	9.9	14
Finance	**6.4**	**10**	(4.6)	(5)
Total core	**23.8**	**15**	5.3	3
Non-core	**2.2**	**-**	6.7	17
Sub-total excluding one-time items:	**26.0**	**16**	12.0	6
Income from contract settlements	**2.4**		13.8	
Restructuring and other charges	**-**		(17.8)	
Total	**28.4**	**18**	8.0	4

Health: Health EBITDA improved by $7.5 million compared to 2004 mainly due to a higher contribution from claims processing and pharmacy solutions as a result of acquisitions and organic growth and due to expense management activities. Health EBITDA in 2006 is targeted to increase as a result of continued growth, the operating leverage inherent in this business and the full year impact of acquisitions completed in 2005.

Finance: Finance EBITDA excluding one-time items improved by $11.0 million compared to 2004 due to the impact of our November 2004 restructuring initiative and to the contribution from outsourcing services related to the sales of our eLending U.S. and eInvoicing operations in 2005 and our eSecurity and webdoxs operations in 2004. This increase was partly offset by a lower contribution from debit and credit card authorization and electronic document exchange activities due to contract terminations. Finance EBITDA in 2006 is targeted to increase through a more favourable mix of products as we shift from cost-plus transition services to core expansion of our loan document processing solutions and adoption of our cash management solutions.

Non-core: For 2004, non-core EBITDA related mainly to the Bell legacy contract, which was terminated in June 2004. For 2005, non-core EBITDA of $2.2 million was entirely attributable to a reduction in direct and operations costs resulting from the reversal of certain tax provisions related to the Bell legacy contract.

Other expenses

	2005	2004
Total EBITDA before under-noted items	**28.4**	8.0
Depreciation	**11.4**	12.5
Amortization of intangible assets	**10.6**	13.6
Interest income	**(3.5)**	(10.6)
Interest on long-term debt	**1.4**	2.4
Loss (gain) on sale of assets	**0.7**	(12.2)
Loss on foreign exchange	**4.7**	4.5
Other	**-**	(0.1)
Income (loss) from continuing operations before income taxes	**3.1**	(2.1)
Income taxes (recovery)	**(0.1)**	71.8
Net income (loss) from continuing operations	**3.2**	(73.9)
Income from discontinued operations	**8.3**	12.2
Net income (loss)	**11.5**	(61.7)
Basic and diluted earnings (loss) per share from continuing operations	**0.03**	(0.72)
Basic and diluted earnings per share from discontinued operations	**0.09**	0.12
Basic and diluted earnings (loss) per share	**0.12**	(0.60)

Depreciation: Depreciation expense decreased as a result of the diminishing balance of the capital asset pool. Depreciation expense is expected to decrease in 2006 given that certain assets will be fully depreciated and that capital expenditures are expected to be lower than in 2005.

Amortization of intangible assets: Amortization of intangibles decreased mainly as a result of certain intangible assets becoming fully amortized during the course of 2005. Based on the current intangible asset base, we are expecting this item to decrease again in 2006.

Interest income: Interest income decreased mainly due to the termination in May 2004 of the tax loss monetization structure with Bell Canada as described in Note 21 to our consolidated financial statements. We are expecting the interest income for 2006 to be comparable to that of 2005.

Interest on long-term debt: Interest on long-term debt decreased due to lower outstanding debt in 2005 compared to 2004. We expect a further decrease in interest expense in 2006 as average outstanding debt in 2006 will be lower than that in 2005.

Loss (gain) on sale of assets: In 2004, we recorded gains on sale of assets of $12.2 million mainly related to the sale of intangible assets associated with the Bell legacy contract and of BCE Emergis Systems, Inc. as described in Note 6 to our consolidated financial statements.

Loss on foreign exchange: The foreign exchange loss in 2005 and 2004 relates primarily to partial reductions in net investments in foreign subsidiaries. We are expecting minimal foreign exchange exposure in 2006 given the reduction in our foreign activities.

Income taxes: The decrease in income tax expense is mainly attributable to the absence of the valuation allowance of $56.0 million recorded against the future income tax assets of our continuing Canadian operations in the second quarter of 2004. This valuation allowance was taken as a result of our assessment that our future income tax assets were no longer 'more likely than not' realizable, resulting from the termination on May 31, 2004 of the tax loss

monetization arrangement in place with Bell Canada. Consequently, we have not tax-effected temporary differences since the termination and we expect to continue this treatment in 2006. We retain sufficient tax attributes to offset taxable income for the foreseeable future. The future tax assets deemed unlikely to be realized for financial reporting purposes consist mainly of differences between tax values and accounting values of depreciable assets. Given that such differences can be carried forward indefinitely and are for the most part transferable upon change of control, these tax assets may ultimately be realized.

Net income (loss) from continuing operations

Net income from continuing operations totaled $3.2 million or $0.03 per share on a fully diluted basis in 2005 compared to a loss of $(73.9) million or $(0.72) per share in 2004. The increase in net income was mainly due to a decrease in income taxes attributable to the absence of the valuation allowance recorded in 2004 against the future income taxes of our continuing Canadian operations and higher EBITDA from both our Finance and Health segments, partly offset by lower EBITDA from our non-core segment.

Excluding one-time items, the equivalent figures were $0.8 million or $0.01 per share compared to $(23.3) million or $(0.23) per share in 2004. The higher net income excluding one-time items was mainly due to higher EBITDA in 2005 and the absence of an income tax provision in 2005 in comparison to 2004 where a tax provision was recorded on income generated from continuing operations before recording the valuation allowance in May 2004. We are targeting an increase in net income from continuing operations in 2006, mainly as a result of higher targeted EBITDA, minimal foreign exchange exposure relative to 2005 and decreases in depreciation and amortization.

Discontinued operations

Discontinued operations included our former eLending U.S., U.S. Health, webdoxs and eSecurity operations. Details regarding the statements of earnings for these discontinued operations can be found in Note 8 to our consolidated financial statements. In 2005, they generated net income of $8.3 million compared to net income of $12.2 million in 2004.

We are entitled to receive a cash payment of up to US$6.3 million in the second quarter of 2006 as an adjustment to the price received for a subsidiary we sold in 2004 which carried out our U.S. Health operations. A gain will be included in income from discontinued operations upon receipt of this payment, in an amount equal to the actual net proceeds received at that time.

Net income (loss)

Net income for 2005 was $11.5 million ($0.12 per share), representing a $73.2 million improvement from the net loss of $(61.7) million ($(0.60) per share) reported in 2004. The improvement was mainly attributable to the valuation allowance of $56.0 million recorded in 2004 against the future income tax assets of our continuing Canadian operations and higher EBITDA in 2005. In 2006, we are targeting an increase in net income mainly as a result of higher targeted EBITDA, minimal foreign exchange exposure and lower depreciation and amortization, partly offset by lower net income from discontinued operations.

Liquidity and capital resources

The table below sets forth a summary of cash flow activity and should be read in conjunction with our consolidated statements of cash flows.

	2005	2004
Cash flows (used for) from operating activities	**(17.6)**	0.2
Cash flows (used for) from investing activities	**(61.6)**	290.6
Cash flows used for financing activities	**(43.7)**	(196.9)
Other	**(0.9)**	(8.5)
(Decrease) increase in continuing cash position	**(123.8)**	85.4
Cash flow used for discontinued operations	**(3.9)**	(18.0)
(Decrease) increase in cash position	**(127.7)**	67.4
Cash and cash equivalents, beginning of year	**204.8**	137.4
Cash and cash equivalents, end of year	**77.1**	204.8
Temporary investments, end of year	**59.8**	-
Cash, cash equivalents and temporary investments, end of year	**136.9**	204.8

At year-end 2005, we had $136.9 million in cash, cash equivalents and temporary investments on hand compared to $204.8 million in 2004. The reduction was mainly due to a decrease in accounts payable and accrued liabilities, including payments related to our November 2004 restructuring initiative. Also contributing to the decrease in cash were the funds we used for the repurchase of shares through the SIB and NCIB. Cash disbursements for our acquisitions were partly offset by cash received from the sale of our eLending U.S. operations and US$9.0 million (C$10.9 million) in cash we received as a price adjustment to the sale price for our U.S. Health operations.

Our balance sheet reflects a current ratio (ratio of current assets to current liabilities) of 3.0 times in 2005 compared to 2.2 times in December 2004 and positive working capital (current assets less current liabilities) of $109.3 million compared to $131.1 million in 2004. We also had access to unused lines of credit totaling $8.0 million as at December 31, 2005 ($8.6 million as at December 31, 2004). As at December 31, 2005, an amount of $4.4 million ($4.3 million as at December 31, 2004), representing irrevocable letters of credit guaranteeing operating lease commitments, had been committed from these facilities.

We believe that we will be able to meet our anticipated cash requirements for 2006, including the repurchase of up to 6.0 million shares under the normal course issuer bid we announced in February 2006, based on the strength of our financial position represented mainly by our funds on hand at year-end. In accordance with the 2004 sale agreement of the U.S. Health operations, should we decide to use a portion of our cash resources to pay a dividend or other return of capital to our shareholders, including the repurchase of shares, some restrictions would apply. These restrictions may be lifted through the posting of a letter of credit of up to US$25.0 million. Also in accordance with the sale agreement, if we are merged, liquidated, wound up or dissolved into another person, unless such person assumes all of our obligations and has a net worth of US$100 million, such person would be required to enter into the same letter of credit arrangements.

Operating activities

Operating activities in 2005 resulted in net outflows of $17.6 million compared to positive cash flows of $0.2 million in 2004 mainly due to increases in working capital requirements including disbursements of $15.2 million related to past restructuring initiatives. Excluding working capital, we generated cash inflows of $31.2 million in 2005 compared to cash inflows of $15.5 million in 2004.

Investing activities

Cash flows from investing activities resulted in a net outflow of $61.6 million in 2005, of which $59.8 million was due to the purchase of temporary investments in commercial paper that have maturities of more than three months. Cash outflows of $10.2 million related to additions to fixed and intangible assets and $16.9 million to acquisitions. Cash outflows for acquisitions included the initial cash consideration of $12.0 million for NDCHealth Corporation's Canadian claims processing business. An inflow of $25.2 million was due to the sale of certain businesses (net of disposition costs), including $16.1 million received for the sale of eLending U.S. (net of disposition costs) and $10.9 million

received as an adjustment to the sale price of our U.S. Health operations. In 2004, an inflow of $290.6 million was recorded due to $327.4 million received from the sales of our U.S. Health, eSecurity and webdoxs operations, the sale of the intellectual property related to the Bell legacy contract, offset by $23.9 million disbursed for the acquisitions of WARE Solutions and the pharmacy solution companies Tri-Comp Systems, Gestion InfoPharm, QS/1 Data Systems and AH Computer Systems, and of $13.2 million in additions to capital assets.

Capital expenditures in 2006, including portions to be financed with capital leases, are targeted to be somewhat lower than the $12.9 million in 2005, of which a large part related to leasehold improvements at our head office located in Longueuil, Québec. We expect to finance 2006 additions mainly through internally generated funds and available credit facilities.

Financing activities

Cash flows used in financing activities resulted in a net outflow of $43.7 million in 2005, of which $22.8 million and $13.1 million were attributable to the SIB and NCIB, respectively. Repayment of long-term debt totaled $7.9 million. In 2004, funds used in financing activities amounted to $196.9 million, mainly due to a $150.0 million special cash distribution to our shareholders, the repayment of a promissory note to Bell Canada of $30.1 million and the repayment of debt.

The foreign exchange loss on cash held in foreign currencies decreased our cash position by $0.9 million in 2005 compared to an $8.5 million decrease in 2004, mainly as a result of a lower average U.S. dollar cash balance and the marked strengthening of the Canadian dollar relative to the U.S. dollar in 2004 compared to 2005. In 2006, we expect minimal foreign exchange gains or losses due to our low U.S. dollar cash balance and requirements.

Discontinued operations

Cash flows used for discontinued operations were $3.9 million in 2005 compared to $18.0 million in 2004. These cash flows relate to businesses divested in the past two years.

Financial instruments

Our principal financial instruments included cash and cash equivalents, temporary investments, accounts receivable, certain assets included in other current assets, accounts payable and accrued liabilities and long-term debt.

In 2005, we did not use derivative instruments to manage our exposure to interest risk. Our interest rate risk is minimal since our long-term debt carries a fixed rate of interest and consists mainly of capital leases.

Our only derivative instruments at December 31, 2004 were currency forward contracts relating mainly to a net investment in a foreign subsidiary. At December 31, 2004, we held contracts totaling US$25.0 million which terminated on January 31, 2005. These contracts converted U.S. dollars into Canadian dollars at the rate of $1.2112 per U.S. dollar. The principal amounts received under these contracts were approximately $30.3 million. As at December 31, 2005, we had no currency forward contracts outstanding.

The carrying value of all financial instruments approximates fair value, other than the financial instrument related to the options previously held in a public company by the Company's former U.S. Health subsidiary which was carried at a cost of approximately $10.0 million as at December 31, 2004. In 2005, the Company has settled its financial instrument related to the options as described in Note 8 to our consolidated financial statements.

Contractual obligations
We have contractual obligations to make future payments on long-term debt, lease agreements and long-term service agreements. For further details, see Notes 9 and 17 to our consolidated financial statements.

The following table summarizes these obligations:

	2006	2007	2008	2009	2010	2011 to 2015
Long-term debt	0.7	-	-	-	-	-
Capital leases	5.1	3.7	1.0	-	-	-
Operating leases	11.3	9.2	9.3	7.8	7.0	18.1
Long-term service agreements	1.9	1.9	-	-	-	-
Total	19.0	14.8	10.3	7.8	7.0	18.1

In the normal course, we enter into software and hardware maintenance contracts and telecommunications contracts with commitments that do not exceed one year.

Off-balance sheet arrangements
As a regular part of our business, we may enter into agreements that provide for indemnification and guarantees to other parties in transactions involving business dispositions, sales of assets, sales of services, purchases and development of assets, securitization agreements and operating leases.

The nature of most of these indemnities prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay other parties. As a result, we cannot determine how they could affect our future liquidity, capital resources or credit risk profile. We have not made any significant payments under these indemnities in the past. See Note 25 to our consolidated financial statements for further details.

We had $60.6 million in funds in transit as at December 31, 2005 ($55.6 million as at December 31, 2004) which represented amounts received or receivable from insurance companies to settle specific health care claims adjudicated on their behalf and which are payable to the providers of the health care service with respect to these claims. These amounts have been presented on a net basis since these funds do not belong to us as they are held in trust. We act as a paying agent.

Through our acquisition of Gestion InfoPharm, we assumed non-interest-bearing loans of $3.9 million, of which $2.4 million was repaid in December 2005. The balance of $1.5 million is repayable in May 2006. Concurrently, we assumed matching notes bearing interest of 6.35% and maturing in May 2006 for the $1.5 million loan and 5.5% on the $2.4 million loan which matured in December 2005. These matching notes have been pledged as security for the loans. As these pledged notes satisfy in full the required principal payments, the loans have been compensated and both the loans and the notes have been presented on a net basis on our consolidated balance sheet.

Acquisitions and divestitures
In March and April of 2005, we acquired NDCHealth Corporation's Canadian claims processing and pharmacy systems businesses for $15.8 million and $2.5 million, respectively, and recorded these acquisitions using the purchase method of accounting. During the third quarter, the costs of these acquisitions were reduced to $14.3 million and $2.4 million, respectively, as a result of purchase price adjustments according to the terms of the purchase agreements. In May 2005, we sold our eLending U.S. operations for US$13.8 million (C$17.2 million) and recorded a gain of $9.8 million. For details of our acquisitions and divestitures, see Notes 6, 8 and 12 to our consolidated financial statements.

Outstanding securities
As at February 17, 2006, we had 93,408,677 common shares outstanding and 2,138,231 options granted. The options are exercisable on a one-for-one basis into common shares.

Additional Information

MultiPlan complaint: On April 27, 2005, MultiPlan, Inc., the purchaser of our former U.S. Health subsidiary, filed in federal court in New York a complaint seeking, among other relief, compensation in excess of US$64 million for damages allegedly incurred in connection with the purchase. The complaint alleges a variety of claims relating to the sale agreement. Part of the complaint related to an indemnification for alleged claims by hospitals amounting to US$14 million. MultiPlan has advised us that it has settled these hospital claims for an amount of US$750,000. We filed a motion to dismiss certain claims in the complaint. Under U.S. law, this motion, which is made early in the process, is based solely on legal grounds, assuming all factual allegations in the complaint to be true, and was made prior to any discovery. The motion does not challenge the factual claims but addresses the plaintiff's failure to allege sufficient facts to support a legal claim. A decision granting the motion will narrow the scope of the case but will not eliminate the complaint. Should the motion be denied, we will retain all factual and other defences to the complaint. We remain of the view that the allegations are without merit and are taking all appropriate actions to vigorously defend our position. Fees related to the defence of this claim and any other adjustment related to U.S. Health are recorded in the period incurred and are included in net income from discontinued operations.

Outlook

Compared to 2004, our financial results for 2005 reflect the growth of our Health operations, both through our acquisitions of NDCHealth Corporation's Canadian claims processing and pharmacy systems businesses and organic growth, the rationalization of our Finance operations, and the absence of non-core activities present in the first half of 2004. Despite the absence of non-core revenue and the anticipated decline in revenue from certain Finance solutions, EBITDA improved from $8.0 million in 2004 to $28.4 million in 2005.

The following discussion regarding 2006 financial targets is based on certain assumptions regarding the possible impact of certain factors which we consider reasonable. However, each of these factors is subject to change and there can be no assurance that such assumptions will reflect their actual outcome. For information with respect to certain of these factors, refer to the risks and uncertainties section of this MD&A and to our Annual Information Form (risks and uncertainties) filed with the Canadian securities commissions.

For 2006, we are targeting improvements in revenue, EBITDA and earnings from continuing operations. Revenue is targeted to grow as a result of continued growth in existing Health operations and progress in our plans to generate revenue from new markets in the public health sector. This growth is expected to be mitigated by lower Finance revenue, reflecting primarily the absence of revenue from commercial activity from our eInvoicing solution and lower revenue from transition services of slightly over $10 million. Other Finance activities are expected to grow.

EBITDA for 2006 is expected to grow faster than revenue as a result of the combination of higher revenue, the changing mix of revenue in which lower-margin transition service revenue is replaced by higher-margin transaction-based revenue and the continued control of operating costs.

Targeted EPS from continuing operations in 2006 is expected to reflect the improvement in targeted EBITDA, minimal foreign exchange exposure relative to 2005, the impact of expected lower depreciation and amortization expenses, and fewer common shares outstanding resulting from the share buy-back programs undertaken in 2005. Capital expenditures are targeted to be somewhat lower than those in 2005.

We intend to use our substantial funds to enhance shareholder value. We are now primarily focused on growing our business, both organically and through acquisitions. We may also consider other financial levers to enhance shareholder value.

We expect to continue financing our capital expenditures and discharging our liabilities with funds on hand, internally generated funds and available credit facilities.

Risks and uncertainties

Risks and uncertainties that could cause results or events to differ materially from current expectations include, among other factors:

General economic factors: General economic conditions, consumer confidence and spending, and the demand for and the prices of our solutions affect our business. When there is a decline in growth or uncertainty in the economy or

in retail and commercial activity, there tends to be a lower demand for our solutions.

Weak economic conditions may also negatively affect the financial condition and credit risk of our customers. This could increase uncertainty about our ability to collect receivables.

Adverse Industry events: Certain adverse events in our industry could have a material and detrimental effect on our business. Should one or more companies in our industry experience a material adverse event in their operations or business, such event or events could result in a negative effect on the industry as a whole. Examples of such events could include material defects in software, failures in the processing of transactions and a significant loss of data.

Adoption rate of our solutions by customers: We must increase the number of transactions we process to build recurring revenue. This increase will depend on the rate at which our customers and their trading communities adopt our solutions. It will also depend on the effectiveness of our sales force as well as our ability to stimulate our customers' sales to their trading communities and influence our customers' marketing plans for our solutions.

Complexities in signing government contracts: In order to take advantage of opportunities in the government sector, we must understand the complexities of the decision-making process for awarding government contracts as compared to that in companies. For example, our sales efforts must take into account the potential requirement for changes in legislation in order for a government to use our solutions. We must also allow for potential changes in governments and frequent changes in government personnel with whom we may interact.

Customers developing internal solutions: Certain of our customers may wish to develop internally the capability necessary to perform the services we perform on their behalf. In particular, certain governmental authorities may wish to develop internally the capability necessary to process health claims electronically and require health care providers, users and/or payors to use such capability to process their claims. Should some of our customers develop such capability, it could materially harm our business and operating results.

Response to industry's rapid pace of change: Our success will depend in large part on how well we can anticipate and respond to changes in industry standards, introduce new technologies and solutions, and upgrade existing solutions.

We may face additional financial risks as we develop new solutions and technologies, and update them to stay competitive. Newer technologies, for example, may quickly become obsolete or may need more capital than expected. Development could be delayed for reasons beyond our control. Furthermore, substantial investment is usually required before new technologies become commercially viable.

There is no assurance that we will be successful in developing, implementing and marketing new technologies, solutions or enhancements within a reasonable time, or that there will be a market for them. New solutions that use new or evolving technologies could make our existing ones unmarketable or cause their prices to fall.

Competition: We face competition from companies selling similar solutions as well as from potential customers operating in-house solutions, which will impact our ability to grow or maintain our revenue base. Competition may also affect the solution functionality we must develop and the selling strategies we must adopt.

Many of our competitors, regardless of size or market share, have substantial financial, marketing, personnel and technological resources. New competitors may also appear as new technologies, products and services are developed.

Competition could affect our pricing strategies, and lower our revenue and net income. It could also affect our ability to retain existing customers and attract new ones. Competition may also come from potential or existing customers who may choose to develop in-house solutions rather than use our solutions.

Pricing: Our traditional pricing structure, based on transaction fees, has been widely accepted by our corporate customers and has provided us with a relatively predictable stream of recurring revenue. If we are not able to apply this pricing structure in the government sector, we may not be able to generate revenue streams of the size or predictability that we have been able to generate in the past.

Operating results: We have announced plans to grow our business in the Health and Finance sectors. If we fail to successfully carry out these plans, there could be a material adverse effect on our results of operations.

We have incurred losses in the past. Our revenue depends substantially on the volume of services our customers purchase throughout the year. In addition, we have seven major customers representing a significant portion of our

revenue under contracts up for renewal in the short to medium term. Losing a contract with a major customer that we cannot replace or experiencing a significant decrease in the number of transactions we process could have a material adverse effect on us. Most of our major contracts are for a term of three to five years and some are coming up for renewal in 2006.

Our 2006 targets assume the signature of contracts in new markets in the public health sector. In this regard, we are pursuing large opportunities that require a very long and complex sales cycle which substantially affect our forecasting abilities. We have assumed a certain timing for the realization of these opportunities which we think is reasonable but which may not be achieved. Furthermore, pursuit of the larger opportunities does not ensure a linear progression of our revenue and earnings since they may involve significant up-front fees followed by reduced on-going payments. We have assumed a certain progression that may not be realized.

Our operating results have fluctuated in the past, mainly because of terminations of existing contracts, reduced revenue from non-core operations, the effect of acquisitions, dispositions and exited activities, and variability in non-recurring revenue. Fluctuations could continue in the future. If our operating results fail to meet analysts' expectations, the trading price of our shares could decline. In addition, significant fluctuations in our operating results may harm our business operations by making it difficult for us to implement our business plan.

Acquisitions: Our growth strategy includes making strategic acquisitions. There is no assurance that we will find suitable companies to acquire or that we will have sufficient resources to complete any acquisition. There could be difficulties in integrating the operations of acquired companies with our existing operations.

Strategic relationships: We rely on strategic relationships to increase our revenue base, including our relationships with Bell Canada, Visa, Maximus B.C. Health Inc., among others. If these relationships fail, materially change or are discontinued, there could be a material adverse effect on our business and operating results.

Exposure under contract indemnities: The Company provided an indemnification to the buyers in the sale agreements regarding the business operations of U.S. Health. Except for claims made before the end of April 2005 (refer to the "Additional Information" section of this MD&A and Note 8 of our consolidated financial statements), the indemnities at this time cover principally potential tax liabilities for which there is no deductible and no maximum amount and which remain in force until the expiry of the applicable statute of limitations. A claim for indemnification under these agreements could have a material adverse effect on our business and operating results.

Defects in software or failures in the processing of transactions: Defects in owned or licensed software solutions, delays in delivery, as well as failures or mistakes in processing electronic transactions could materially harm our business, including our customer relationships and operating results. Our operations are dependent upon our ability to protect our computer equipment, our applications and the information stored in our data centres against damage that may be caused by fire, power loss, telecommunications failures, unauthorized intrusion, computer viruses and disabling devices, and other similar events. We are party to a disaster recovery agreement that provides an alternative off-site computer system and business resumption site for use in such disastrous events covering the majority of our revenue. However, there can be no assurance that a fire or other disaster, including national, regional and local telecommunications outages, would not result in a prolonged outage of our operations.

Security and privacy breaches: If we are unable to protect the physical and electronic security and privacy of applications, databases and transactions, our business, including customer relationships, could be materially adversely affected.

Key personnel: We believe that our future success will depend upon our ability to attract and retain highly skilled personnel. If we are unable to do so, our business could be materially adversely affected.

Protection of intellectual property: We depend on our ability to develop and maintain the proprietary aspects of our technology. We may not be able to enforce our rights or prevent other parties from developing similar technology, duplicating our intellectual property or designing around our intellectual property. If we are unable to do so, our business could be materially adversely affected.

Intellectual property infringement claims: Third parties may claim that we infringe on their intellectual property. Any such claims, with or without merit, could materially harm our business and operating results.

Industry and government regulation: Governments could implement policies adversely affecting our business. Additional regulations and laws respecting privacy and the safeguarding of personal information could also result in additional operating costs.

Critical accounting estimates

About the CICA: The Canadian Institute of Chartered Accountants (CICA) is the body responsible for the setting of accounting and assurance standards in Canada for business, not-for-profit organizations and governments. As part of its mandate, it issues guidance on control and governance, publishes professional literature, develops continuing education programs, and represents the accounting profession nationally and internationally.

Note 2 to our consolidated financial statements includes a summary of significant accounting policies. The understanding of certain accounting policies used to prepare our consolidated financial statements is critical to understanding the results of our operations and our financial condition.

These significant accounting policies require us to make estimates and assumptions and apply judgement which affect the reported amounts and disclosure of assets and liabilities, as well as the measurement and recognition of revenue and expenses. They may require the assessment of factors where the final outcome is uncertain. Actual results may differ from those estimates and could have a material impact on our financial results and financial condition. We have established control procedures to ensure the consistent application of accounting policies. We are also required to continually evaluate the estimates that we use.

We base our estimates on past experience and on other factors that we believe are reasonable under the circumstances. Because they involve varying degrees of judgement and uncertainty, the amount currently presented in the consolidated financial statements could, in the future, prove to be inaccurate. We consider the estimates described in this section to be important to the reader's understanding of our financial statements because these estimates rely on our judgement and are based on factors that are highly uncertain.

The following details our significant accounting policies that require our judgement and estimates:

Revenue recognition: We sometimes sell our solutions under arrangements that include multiple elements. In these instances, the elements of the arrangements may be delivered at different times, requiring the determination of the appropriate time to recognize the revenue. This determination requires us to assess whether any of the undelivered elements is essential to the functionality of the solution, as well as the fair value of each of the undelivered elements. The period over which the revenue related to such arrangements is recognized depends on the outcome of such assessments.

Allowances for doubtful accounts: We maintain allowances for losses that we expect will result from customers who do not make their required payments. We estimate the allowances based on the likelihood of recovering our accounts receivable. This is based on past experience, taking into account current and expected collection trends.

Valuation of goodwill and other intangible assets: Section 1581, Business Combinations, and Section 3062, Goodwill and Other Intangible Assets, of the CICA Handbook require that goodwill and intangible assets with an indefinite life no longer be amortized to earnings. They must instead be assessed for impairment on an annual basis by applying a fair value test at the reporting segment level. Any impairment losses are recognized to the extent that the carrying value of goodwill exceeds the implied fair value and are charged to earnings in the year in which they occur.

The standards also require that acquired intangible assets be recognized separately if the benefit of the intangible assets is obtained through contractual or other legal rights, or if the intangible assets can be sold, transferred, licensed, rented or exchanged, regardless of the acquirer's intent to do so. The determination of the useful lives of intangible assets may be difficult to assess and may require considerable judgement and analysis. Intangible assets with an indefinite life are not amortized but are periodically tested for impairment (at least annually).

We determine the fair value of the reporting segments from internally and externally developed valuation models, using an income approach. These models consider various factors, including normalized earnings (cash flows), projected forward earnings (cash flows), price earnings multiples and discount rates. We use judgement to estimate the fair value of the reporting segments. Actual results could affect the reported value of goodwill and other intangible assets. At the end of 2005, we assessed the carrying value of goodwill and other intangible assets included in

continuing operations and concluded that there was no impairment.

Restructuring and other charges: On certain occasions, we may decide to restructure or divest of some of our operations. At these times, we may also develop formal plans for exiting businesses and activities as part of the restructuring initiatives we intend to undertake. These plans require contractual commitments or other formal engagements with regard to severance and other costs for which liabilities as well as expenses are recognized. Furthermore, a write-down may be taken which represents the excess of the carrying value of a business over the total of discounted cash flow expected from its use and eventual disposition. We may also have to adjust previously reported restructuring and other charges when payments are made or other commitments or liabilities are incurred under a previous plan. We recorded restructuring and other charges of $17.8 million in 2004. These charges related to the streamlining of our organizational structure and the write-down of the value of certain assets.

Income taxes: We use judgement when estimating income taxes and future income tax assets and liabilities. In preparing the financial statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. This process involves estimating actual current tax exposure, as well as assessing temporary differences that result from the difference in treatment for accounting and tax purposes and the availability of loss carry-forwards.

The temporary differences and tax loss carry-forwards result in future income tax assets and liabilities which are included on our consolidated balance sheet.

We are required to assess whether it is more likely than not that future income tax assets will be realized and, based on all available evidence, to determine if an adjustment is required on all or a portion of the recognized future income tax assets. Factors considered in the assessment of the likelihood of realization include our forecast of future net income before taxes, available tax planning strategies that could be implemented to realize the net future income tax assets, and the remaining period of loss carry-forwards.

As a result of the termination of a tax loss monetization arrangement with Bell Canada in May 2004, we were no longer able to support future tax assets. We therefore wrote down $56.0 million in future tax assets in the second quarter of 2004. In addition, tax-effected temporary differences totaling $12.7 million have not been recorded since that time. The future tax assets deemed unlikely to be realized for financial reporting purposes consist mainly of differences between tax values and accounting values of depreciable assets. Given that such differences can be carried forward indefinitely and are for the most part transferable upon change of control, these tax assets may ultimately be realized.

Legal contingencies: In the normal course of operations, we become involved in various claims and legal proceedings, contract terminations, acquisition adjustments, price disputes, product warranty recourses, commercial disputes, employee lay-off disputes and other employee-related disputes. Included in these various claims is a dispute with an electronic document exchange customer for amounts invoiced for our services and delivery of software. While the final outcome with respect to claims and legal proceedings pending at December 31, 2005 cannot be predicted with certainty, it is the opinion of management that their resolution should not have a material adverse effect on our consolidated balance sheet or statement of earnings.

Recently adopted accounting policies

Consolidation of variable interest entities: In June 2003, the CICA issued Accounting Guideline 15 (AcG-15), Consolidation of Variable Interest Entities. The guideline addresses consolidation of variable interest entities (VIE) to which the usual condition for consolidation does not apply because the VIE have no voting interests or are otherwise not subject to control through ownership of voting interests. It requires existing unconsolidated VIE to be consolidated by the primary beneficiary. The guideline is required for annual and interim periods beginning on or after November 1, 2004. The application of AcG-15 had no impact on our consolidated financial statements.

Impairment of long-lived assets: Effective January 1, 2004, we adopted CICA Handbook Section 3063, Impairment of Long-Lived Assets. This section provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets. The standard requires the recognition of an impairment loss for a long-lived asset to be held and used when events or changes in circumstances cause its carrying value to exceed the total undiscounted cash flows expected from its use and eventual disposition. The impairment loss is calculated by deducting the fair value of the asset from its carrying value. We have applied this new standard effective January 1, 2004.

Hedging relationships: Effective January 1, 2004, we adopted Accounting Guideline 13 (AcG-13), Hedging Relationships. This guideline establishes the following criteria for the application of hedge accounting in a hedging transaction:

- The nature of the specific risk exposures being hedged in accordance with the risk management objective and strategy must be identified at the inception of the hedging relationship;
- Application of hedge accounting to the hedging relationship must be designated at the inception of the hedging relationship;
- Formal documentation must be in place at the inception of the hedging relationship identifying the risk management objective and strategy for establishing the relationship, the specific asset or liability being hedged, the risk that is being hedged, the intended term of the hedging relationship, the type of derivative used, the method for assessing effectiveness and the related accounting treatment; and,
- The derivative must meet certain effectiveness criteria in offsetting either changes in the fair value or cash flows attributable to the risk being hedged, both at the inception and throughout the term of the hedging relationship.

In the first quarter of 2004, we entered into currency forward contracts to maintain the value of our foreign investments, where a large part of the net proceeds of the sale of our U.S. Health operations were being held. As at December 31, 2005, we had no currency forward contracts outstanding.

We have provided the disclosure required by this accounting guideline in Note 24 to our consolidated financial statements.

Controls and procedures

The Chief Executive Officer and Chief Financial Officer of the Company conducted an evaluation of the disclosure controls and procedures as required by Multilateral Instrument 52-109 issued by the Canadian Securities Administrators. They concluded that as at December 31, 2005 the Company's disclosure controls and procedures were effective in ensuring that material information regarding this annual report and other required disclosures was made known to them on a timely basis.